FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For February 14, 2020

Commission File Number: 001-09266

National Westminster Bank PLC

135 Bishopsgate
London EC2M 3UR
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

National Westminster Bank Plc
2019 Annual Results

Financial review

Presentation of information
National Westminster Bank Plc ('NWB Plc') is a wholly-owned subsidiary of NatWest Holdings Limited ('NWH Ltd' or 'the intermediate holding company'). NatWest Bank Group ('NWB Group') comprises NWB Plc and its subsidiary and associated undertakings. The term 'NWH Group' comprises NWH Ltd and its subsidiary and associated undertakings. The Royal Bank of Scotland Group plc ('RBSG plc') is 'the ultimate holding company'. The term 'RBS Group' comprises RBSG plc and its subsidiary and associated undertakings.

NWB Plc publishes its financial statements in pounds sterling ('£' or 'sterling'). The abbreviations '£m' and '£bn' represent millions and thousands of millions of pounds sterling, respectively, and references to 'pence' represent pence in the United Kingdom ('UK'). Reference to 'dollars' or '$' are to United States of America ('US') dollars. The abbreviations '$m' and '$bn' represent millions and thousands of millions of dollars, respectively, and references to 'cents' represent cents in the US. The abbreviation '€' represents the 'euro', and the abbreviations '€m' and '€bn' represent millions and thousands of millions of euros, respectively.

Description of business
RBS Group ring-fencing
The UK ring-fencing legislation required the separation of essential banking services from investment banking services from 1 January 2019. RBS Group has placed the majority of the UK and Ireland banking business in ring-fenced banking entities under an intermediate holding company, NatWest Holdings Limited (NWH Ltd). Some Western European corporate business has been transferred from the ring-fenced bank entities to NatWest Markets N.V., a subsidiary of NatWest Markets Plc (NWM Plc) and RBS Group continues to review the scope of further transfers. NWM Plc and RBS International Limited (RBSI Ltd) are separate banks outside the ring-fence, both subsidiaries of RBSG plc.

The principal entities under NWH Ltd are National Westminster Bank Plc (which wholly owns Ulster Bank Limited), The Royal Bank of Scotland plc and Ulster Bank Ireland DAC.

RBS Group re-segmentation
Effective from 1 January 2019, Business Banking has been transferred from UK Personal and Business Banking (UK PBB) to Commercial Banking as the nature of the business, including distribution channels, products and customers are more closely aligned to the Commercial Banking business. Concurrent with the transfer, UK PBB has been renamed UK Personal Banking. Reportable segmental comparatives have been restated.

Franchises
Commercial & Private Banking (CPB), combining the reportable segments of Commercial Banking and Private Banking ceased to operate as one business area and the franchise Personal & Ulster, combining the reportable segments of UK Personal Banking and Ulster Bank RoI was also disbanded. The reportable operating segments remain unchanged and no comparatives have been restated.

Principal activities and operating segments
NWB Group serves customers across the UK and Ireland with a range of retail and commercial banking products and services. A wide range of personal products are offered including current accounts, credit cards, personal loans, mortgages and wealth management services. NWB Plc is the main provider of shared service activities for RBS Group. This includes the provision of Treasury services on behalf of the ring-fenced bank and RBS Group.

The reportable operating segments are as follows:
UK Personal Banking serves individuals and mass affluent customers in the UK and includes Ulster Bank customers in Northern Ireland.

Commercial Banking serves start-up, SME, commercial and corporate customers in the UK together with small businesses.

Private Banking serves UK connected, high net worth, individuals and their business interests.

Central items & other includes corporate functions, such as treasury, finance, risk management, compliance, legal, communications and human resources. NWB Plc became the main provider of shared services and Treasury activities for RBS Group in 2018. The services are mainly provided to NWH Group, however, in certain instances where permitted, services are also provided to the wider RBS Group including the non ring-fence business.

Financial review

Performance overview
The income statement movements are materially impacted by transfers from NWM Plc to set up the ring-fenced bank during H1 2018. Central items included in NWB Group include certain property portfolios and Treasury balances including the covered bond programme. Following the transfer of services and functions, certain segment related direct costs are recovered through legal entity recharging and recorded in other operating income. For the period prior to the transfers, NWB Plc was a receiver of shared services from NWM Plc and consequently had comparatively lower direct costs and received higher legal entity recharges which were booked in other administrative expenses.

Supporting our customers through continued lending growth:
We continue to support our customers through ongoing UK economic uncertainty. Overall net lending to customers remained strong with an increase in 2019 of £26.5 billion, or 13% (excluding customer migrations from other RBS Group entities). The number of digital users and total digital sales continue to grow strongly as continued investment develops the customer proposition through these channels.

Income resilient in a competitive market:
Across UK Personal Banking, Commercial Banking and Private Banking, income increased by £253 million, or 3%, compared with 2018, but excluding one-off losses incurred in 2018. NWB Group's total income decreased by £369 million, or 4% to £9,163 million compared with £9,532 million in 2018, which included an increase in service charge income recovered from other RBS Group entities of £635 million, offset by the non-repeat of £352 million FX recycling gain in 2018, following the disposal of NatWest Group Holdings Corporation (NWGH).

Continuing to simplify and de-risk the business:
Operating expenses
NWB Group's operating expenses increased by £1,671 million, or 30% to £7,265 million compared with 2018, impacted by a non-repeat movement in strategic costs of £387 million and an increase in PPI charge of £497 million. As NWB Plc became the main provider of shared services activities for RBS Group in H1 2018, a non-repeat increase in costs of £1,000 million was incurred. The NWB Group now incurs higher direct costs which are partially recovered through legal entity recharging which is recorded within other operating income. In 2019, NWB Group recharged an additional £635 million of these costs to other RBS Group entities, recorded in other operating income.

Impairments
Impairment losses increased by £144 million, or 34%, to £572 million compared with £428 million in 2018, reflecting additional stage 3 single name charges for commercial customers, IFRS 9 model adjustments and lower recoveries as a result of fewer debt sales completing in 2019. The increases were partially offset by provision releases.

Balance sheet, capital and RWAs
Total assets increased by £8.6 billion to £318.5 billion compared with £309.9 billion at 31 December 2018. This included net increases in loans to customers - amortised cost of £28.7 billion, offset by reductions in cash and balances at central banks of £17.6 billion reflecting by Term Funding Scheme repayments and liquidity optimisation activities.

Common Equity Tier 1 (CET1) ratio was 15.9%. RWAs increased by £5.5 billion in 2019 primarily reflecting an increase in lending and the adoption of IFRS 16.

Financial review

Summary consolidated income statement for the year ended 31 December 2019

					Year ended
	UK Personal	Commercial	Private	Central items	31 December	31 December
	Banking	Banking	Banking	& other	2019	2018	Variance
	£m	£m	£m	£m	£m	£m	£m	%
Net interest income	3,343	2,166	511	(184)	5,836	5,814	22	nm
Non-interest income	756	1,174	239	1,158	3,327	3,718	(391)	(11)
Total income	4,099	3,340	750	974	9,163	9,532	(369)	(4)
Operating expenses	(2,969)	(2,309)	(471)	(1,516)	(7,265)	(5,594)	(1,671)	30
Profit before impairment (losses)/releases	1,130	1,031	279	(542)	1,898	3,938	(2,040)	(52)
Impairment (losses)/releases	(329)	(247)	7	(3)	(572)	(428)	(144)	34
Operating profit	801	784	286	(545)	1,326	3,510	(2,184)	(62)
Tax charge					(442)	(741)	299	(40)
Profit from continuing operations					884	2,769	(1,885)	(68)
Loss from discontinued operations
net of tax for the year					-	(3)	nm	nm
Profit for the year					884	2,766	(1,882)	(68)

Notable items within operating expenses
Strategic costs					907	520
PPI					603	106

Key metrics and ratios					2019	2018
Cost:income ratio (%)					79.3	58.7
Loan impairment expected credit loss rate (bps)					24.1	21.6
CET 1 ratio (%)					15.9	17.4
Leverage ratio (%)					5.0	5.2
Risk weighted assets (RWAs) (£bn)					81.1	75.6

The NWB Group reported a profit before tax of £1,326 million compared with £3,510 million in 2018, due to increases in operating expenses of £1,671 million and impairment losses of £144 million, combined with £369 million lower total income.

The income statement movements are materially impacted by transfers from NWM Plc to set up the ring-fenced bank during H1 2018. NWB Plc, as part of NWH Group, became the main provider of shared activities for RBS Group in 2018. 2019 reflects a full twelve month period of costs, compared to eight months of costs in 2018. Central items included in NWB Group include certain property portfolios and Treasury balances including the covered bond programme. Following the transfer of services and functions, certain segment related direct costs are recovered through legal entity recharging and recorded in other operating income. For the period prior to the transfers, NWB Plc was a receiver of shared services from NWM Plc and consequently had comparatively lower direct costs and received higher legal entity recharges which were booked in other administrative expenses.

Total income decreased by £369 million, or 4%, to £9,163 million compared with £9,532 million in 2018.

Net interest income increased by £22 million to £5,836 million compared with £5,814 million in 2018. Although customer asset volumes have grown, the underlying income trend is lower due to competitive pressures and the low yield curve environment.

Non-interest income decreased by £391 million, or 11%, to £3,327 million compared with £3,718 million in 2018. Net fees and commissions increased by £72 million to £1,723 million. This reflects an increase in commissions received on FX transactions and fees generated the current account book. Other operating income decreased by £463 million to £1,604 million, primarily reflecting the 2018 FX reserves recycling of £822 million due to the disposal of NWGH and RBS Netherlands Holdings B.V. which does not repeat in 2019. This was offset by £635 million increase in income received in 2019 through recharges to other RBS Group entities following the transfer of shared services to NWB Plc. Other drivers of the change include;
●  increased cost of hedging of £129 million,
●  a decrease in gains from fair value adjustments of £68 million,

●  a reduction of £100 million in income from asset sales in 2019 and a one off repurchase of own debt in 2018; and an

●  increase in gains on sale of branches and property of £36 million.

Operating expenses excluding notable items increased by £787 million, or 15.8%, to £5,755 million, compared with £4,968 million in 2018, by an increase in costs of £1,000 million which reflects that NWB Plc became the main provider of shared activities for the RBS Group in May 2018. The movements are materially impacted by staff, shared property and intangible asset transfers.  NWB Plc now incurs higher direct costs which are partially recovered through legal entity recharging of £635 million which is recorded within other operating income.

Strategic costs of £907 million in 2019 include charges related to the reduction in the property portfolio, technology costs and restructuring costs to achieve cost efficiencies across front and back book operations.

Impairment losses increased by £144 million, or 34%, to £572 million compared with £428 million in 2018, reflecting additional single name charges for commercial customers, IFRS 9 model adjustments and lower recoveries as a result of fewer debt sales completing in 2019.

Financial review

Summary consolidated balance sheet as at 31 December 2019

	2019	2018	Variance
	£m	£m	£m	%
Assets
Cash and balances at central banks	27,457	45,032	(17,575)	(39)
Derivatives	3,302	1,253	2,049	164
Loans to banks - amortised cost	3,325	6,406	(3,081)	(48)
Loans to customers - amortised cost	232,313	203,647	28,666	14
Amounts due from holding companies and fellow subsidiaries	3,828	5,206	(1,378)	(26)
Other financial assets	40,948	41,226	(278)	(1)
Other assets	7,320	7,168	152	2
Total assets	318,493	309,938	8,555	3

Liabilities
Bank deposits	15,505	17,563	(2,058)	(12)
Customer deposits	242,117	237,770	4,347	2
Amounts due to holding companies and fellow subsidiaries	21,447	22,542	(1,095)	(5)
Derivatives	4,898	779	4,119	529
Other financial liabilities	8,307	6,497	1,810	28
Subordinated liabilities	1,242	1,275	(33)	(3)
Other liabilities	5,305	3,638	1,667	46
Total liabilities	298,821	290,064	8,757	3
Total equity	19,672	19,874	(202)	(1)
Total liabilities and equity	318,493	309,938	8,555	3

Total assets increased by £8.6 billion to £318.5 billion at 31 December 2019, compared with £309.9 billion at 31 December 2018.

Cash and balances at central banks decreased by £17.6 billion to £27.5 billion, compared with £45.0 billion at 31 December 2018, £8.0 billion of this movement is attributable to liquidity portfolio optimisation activity completed by Treasury. Other drivers include;
●  repayments of Term Funding Scheme borrowings of £4.0 billion under the terms of the scheme,
●  ordinary dividend payments of £0.7 billion,
●  redemptions of Senior and Tier 2 capital of £2.8 billion; and
●  reduction in net cash placements from RBS Group entities of £7.0 billion

This was partially offset by a net increase of £5.2 billion in relation to MREL eligible securities, covered and other bonds issuances and £1.5 billion received as part of the transfer of a portfolio of derivatives which hedge the pension fund into NWB Plc.

Derivative assets increased by £2.0 billion to £3.3 billion, compared with £1.3 billion at 31 December 2018, primarily due to the transfer of a portfolio of derivatives which hedge the pension fund into NWB Plc Treasury.

Loans to banks - amortised cost decreased by £3.1 billion to £3.3 billion, compared with £6.4 billion at 31 December 2018, impacted by a decrease in reverse repo transactions as part of Treasury funding activities and a decrease in single name loan deposits.

Loans to customers - amortised cost increased by £28.7 billion to £232.3 billion, compared with £203.7 billion at 31 December 2018, primarily reflecting £10.7 billion higher volume of reverse repos, £13.0 billion asset growth supported by gross new lending and reduced redemptions, and £3.8 billion growth in corporate loans, of which £2.2 billion related to refinanced lending which transferred from RBS plc to NWB Plc.

Amounts due from holding companies and fellow subsidiaries decreased by £1.4 billion to £3.8 billion, compared with £5.2 billion at 31 December 2018, driven by a reduction of Treasury related funding requirements of RBS Group entities.

Other financial assets decreased by £0.3 billion to £40.9 billion reflecting a net decrease of debt securities following the liquidity optimisation exercise completed by Treasury.

Other assets increased by £0.2 billion to £7.3 billion, impacted by increased tangible assets of £0.6 billion  due to the adoption of IFRS 16 on 1 January 2019, offset by a decrease in deferred tax asset of £0.4 billion.

Bank deposits decreased by £2.1 billion to £15.5 billion, compared with £17.6 billion at 31 December 2018 driven by repayment of Term Funding Scheme borrowings of £4.0 billion, partially offset by increases in repos and third party deposits.

Customer deposits increased by £4.3 billion to £242.1 billion, reflecting increases in savings deposits of £7.9 billion. This was partially offset by a decrease in repo balances of £2.0 billion and non interest bearing deposits of £2.1 billion.

Amounts due to holding companies and fellow subsidiaries decreased by £1.1 billion to £21.4 billion, compared with £22.5 billion at 31 December 2018, impacted by decrease in placements with Treasury.

Derivative liabilities increased by £4.1 billion to £4.9 billion, compared with £0.8 billion at 31 December 2018, primarily due to the transfer of a portfolio of derivatives which hedge the pension fund into NWB Plc Treasury.

Financial review

Summary consolidated balance sheet as at 31 December 2019 continued
Other financial liabilities increased by £1.8 billion to £8.3 billion, compared with £6.5 billion at the 31 December 2018. This was primarily due to covered bond issuance of £0.6 billion and commercial paper issuance of £1.3 billion.

Other liabilities increased by £1.7 billion to £5.3 billion, compared with £3.6 billion at the 31 December 2018, due to recognition of £1.5 billion lease liability on adoption of IFRS 16 on 1 January 2019.

Total equity decreased by £0.2 billion to £19.7 billion, compared with £19.9 billion at 31 December 2018. The decrease reflects the dividend paid in the period of £0.9 billion and a decrease in merger reserves of £0.2 billion, partially offset by attributable profit of £0.9 billion.

Statement of directors' responsibilities

The responsibility statement below has been prepared in connection with NWB Group's full Annual Report and Accounts for the year ended 31 December 2019.

The directors confirm that to the best of their knowledge:
●      the financial statements, prepared in accordance with International Financial Reporting Standards, give a true and fair view of the assets, liabilities, financial position and profit or loss of the Bank and the undertakings included in the consolidation taken as a whole; and
●      the Strategic report and Directors' report (incorporating the Financial review) includes a fair review of the development and performance of the business and the position of the Bank and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties that they face.

By order of the Board

Howard Davies	Alison Rose-Slade	Katie Murray
Chairman	Chief Executive Officer	Chief Financial Officer

13 February 2020

Board of directors

Chairman	Executive directors	Non-executive directors
Howard Davies	Alison Rose Katie Murray	Francesca Barnes Graham Beale Ian Cormack Alison Davis Patrick Flynn Morten Friis Robert GillespieYasmin Jetha Baroness Noakes Mike Rogers Mark Seligman Lena Wilson

Consolidated income statement for the year ended 31 December 2019

	2019	2018*
	£m	£m
Interest receivable	7,408	6,968
Interest payable	(1,572)	(1,154)
Net interest income	5,836	5,814
Fees and commissions receivable	2,208	2,113
Fees and commissions payable	(485)	(462)
Gain on redemption of own debt	-	46
Other operating income	1,604	2,021
Non-interest income	3,327	3,718
Total income	9,163	9,532
Staff costs	(2,859)	(2,184)
Premises and equipment	(1,078)	(757)
Other administrative expenses	(2,450)	(2,119)
Depreciation and amortisation	(834)	(521)
Impairment of other intangible assets	(44)	(13)
Operating expenses	(7,265)	(5,594)
Profit before impairment losses	1,898	3,938
Impairment losses	(572)	(428)
Operating profit before tax	1,326	3,510
Tax charge	(442)	(741)
Profit from continuing operations	884	2,769
Loss from discontinued operations net of tax	-	(3)
Profit for the year	884	2,766

Attributable to:
Ordinary shareholders	714	2,649
Paid-in equity holders	166	111
Non-controlling interests	4	6
	884	2,766

Consolidated statement of comprehensive income for the year ended 31 December 2019

	2019	2018*
	£m	£m
Profit for the year	884	2,766
Items that do not qualify for reclassification
Remeasurement of retirement benefit schemes
- contributions in preparation for ring fencing (1)	-	(2,000)
- other movements	(127)	47
FVOCI financial assets	-	(44)
Tax	30	530
	(97)	(1,467)
Items that do qualify for reclassification
FVOCI financial assets	(6)	(115)
Cash flow hedges	36	-
Currency translation	(85)	(811)
Tax	(3)	32
	(58)	(894)
Other comprehensive loss after tax	(155)	(2,361)
Total comprehensive Income for the year	729	405

Attributable to:
Ordinary shareholders	559	289
Paid-in equity holders	166	111
Non-controlling interests	4	5
	729	405

*Restated for IAS12 'Income taxes' refer to Accounting policy 1 of NWB Group's 2019 Annual Report and Accounts for further details.

Notes:
(1)   On 17 April 2018 RBS Group agreed a Memorandum of Understanding (MoU) with the Trustees of the RBS Group Pension Fund in connection with the requirements of ring-fencing. NWM Plc could not continue to be a participant in the Main section and separate arrangements were required for its employees and agreed to contribute £1.2 billion to the ring-fenced bank. Under the MoU, NWB Plc made a contribution of £2 billion on 9 October 2018 to strengthen funding of the Main section in recognition of the changes in covenant.
(2)   A loss of nil in 2019 (2018 - £3 million loss) from discontinued operations was attributable to ordinary shareholders.

Balance sheet as at 31 December 2019

	NWB Group		NWB Plc
	2019	2018	2019	2018
	£m	£m	£m	£m
Assets
Cash and balances at central banks	27,457	45,032	26,377	43,966
Derivatives	3,302	1,253	3,404	1,277
Loans to banks - amortised cost	3,325	6,406	2,741	5,875
Loans to customers - amortised cost	232,313	203,647	198,504	171,433
Amounts due from holding companies and fellow subsidiaries	3,828	5,206	31,705	30,780
Securities subject to repurchase agreements	4,175	9,890	4,175	9,890
Other financial assets excluding securities subject to repurchase agreements	36,773	31,336	36,383	30,944
Other financial assets	40,948	41,226	40,558	40,834
Investment in group undertakings	-	-	2,394	2,466
Other assets	7,320	7,168	5,271	4,993
Total assets	318,493	309,938	310,954	301,624

Liabilities
Bank deposits	15,505	17,563	15,487	17,557
Customer deposits	242,117	237,770	208,698	204,279
Amounts due to holding companies and fellow subsidiaries	21,447	22,542	51,019	50,958
Derivatives	4,898	779	5,013	1,185
Other financial liabilities	8,307	6,497	7,635	5,889
Subordinated liabilities	1,242	1,275	1,242	1,267
Other liabilities	5,305	3,638	3,834	2,213
Total liabilities	298,821	290,064	292,928	283,348

Owners' equity	19,666	19,867	18,026	18,276
Non-controlling interests	6	7	-	-
Total equity	19,672	19,874	18,026	18,276

Total liabilities and equity	318,493	309,938	310,954	301,624

Owners' equity of NWB Plc as at 31 December 2019 includes the profit for the year of £724 million (2018 - £1,641 million).

Statement of changes in equity for the year ended 31 December 2019

	NWB Group		NWB Plc
	2019	2018	2019	2018
	£m	£m	£m	£m
Called-up share capital - at 1 January and 31 December	1,678	1,678	1,678	1,678

Paid-in equity - At 1 January	2,370	-	2,370	-
Securities issued during the year (1)	-	2,370	-	2,370
At 31 December	2,370	2,370	2,370	2,370

Share premium - at 1 January and 31 December	2,225	2,225	2,225	2,225

Merger reserve - at 1 January	412	-	(294)	-
Transfer from fellow subsidiary (2)
- gross	-	473	-	(460)
- tax	-	124	-	124
Amortisation, net of tax	(245)	(185)	63	42
At 31 December	167	412	(231)	(294)

FVOCI reserve - at 1 January	250	(5)	249	1
Implementation of IFRS 9 on 1 January 2018	-	46	-	-
Unrealised losses	(22)	(85)	(20)	(86)
Realised losses/(gains)	16	(74)	16	(34)
Tax	6	32	6	32
Transfer from fellow subsidiary (2)
- gross	-	460	-	460
- tax	-	(124)	-	(124)
At 31 December	250	250	251	249

Cash flow hedging reserve - at 1 January	-	-	-	-
Amount recognised in equity (3)	36	-	36	-
Tax	(9)	-	(9)	-
At 31 December (4)	27	-	27	-

Foreign exchange reserve - At 1 January	15	826	(13)	(10)
Retranslation of net assets	(30)	45	(16)	2
Foreign currency gains/(losses) on hedges of net assets	5	(9)	-	-
Tax	-	-	-	-
Recycled to profit or loss on disposal businesses	(60)	(847)	15	(5)
At 31 December (4)	(70)	15	(14)	(13)

Capital redemption reserve - at 31 December	796	796	796	796

Retained earnings - at 1 January	12,121	10,766	11,265	10,665
Implementation of IFRS 9 on 1 January 2018	-	(317)	-	(270)
Implementation of IFRS 16 on 1 January 2019 (5)	(153)	-	(150)	-
Profit/(loss) attributable to ordinary shareholders and other equity owners
- continuing operations	880	2,763	724	1,641
- discontinued operations	-	(3)	-	-
Ordinary dividends paid	(700)	-	(700)	-
Paid-in-equity dividends paid	(166)	(111)	(166)	(111)
Distribution of subsidiary (6)	-	(902)	-	(292)
Capital contribution (7)	-	1,200	-	1,200
Realised losses in period on FVOCI equity shares	-	(6)	-	-
Remeasurement of retirement benefit schemes
- contribution in preparation for ring-fencing (7)	-	(2,000)	-	(2,000)
- gross	(127)	47	(108)	(25)
- tax	30	530	29	530
Shares issued under employee share schemes	(6)	-	(6)	-
Share based payments	99	(31)	99	(31)
Amortisation of merger reserve, net of tax	245	185	(63)	(42)
At 31 December	12,223	12,121	10,924	11,265

Owners' equity at 31 December	19,666	19,867	18,026	18,276

Statement of changes in equity for the year ended 31 December 2019

	NWB Group		NWB Plc
	2019	2018	2019	2018
	£m	£m	£m	£m
Non-controlling interests - at 1 January	7	81	-	-
Currency translation adjustments and other movements	-	(1)	-	-
Profit attributable to non-controlling interests	4	6	-	-
Dividends paid	(5)	(5)	-	-
Equity withdrawn and disposals (6)	-	(74)	-	-
At 31 December	6	7	-	-

Total equity at 31 December	19,672	19,874	18,026	18,276

Total equity is attributable to:
Ordinary shareholders	17,296	17,497	15,656	15,906
Paid-in equity holders	2,370	2,370	2,370	2,370
Non-controlling interests	6	7	-	-
	19,672	19,874	18,026	18,276

Notes:
(1)   AT1 capital notes totalling £2.4 billion issued in April 2018 in preparation for ring-fencing.
(2)   During 2018 the RBS Treasury and shared service activities transferred to NWB Plc from NWM Plc at net asset value. The assets, liabilities and IFRS reserves were recognised at inherited values. The difference has been recognised in the merger reserve.
(3)   The amount credited to the cash flow hedging reserve comprised £60 million in relation to interest rate hedges less a debit of £24 million in relation to foreign exchange hedges. There was no cash flow hedging in 2018. Additionally, the cash flow hedging reserve was reduced by £3 million in relation to interest rate hedges credited to net interest income and increased by £3 million in relation to foreign exchange hedging which was debited to net interest income. There was no cash flow hedging in 2018.
(4)   The hedging element of the cash flow hedging reserve and foreign exchange reserve relate mainly to de-designated hedges in NWB Group and continuing hedges in NWB Plc.
(5)   Refer to Note 24 of NWB Group's 2019 Annual Report and Accounts for further information on the impact of IFRS 16 implementation.
(6)   On 2 March 2018, in preparation for ring-fencing, NatWest Group Holdings Corp, parent of NatWest Markets Securities Inc., was distributed to NatWest Markets Plc.
(7)   On 17 April 2018 the RBS Group agreed a Memorandum of Understanding (MoU) with the Trustees of the RBS Group Pension Fund in connection with the requirements of ring-fencing. NWM Plc could not continue to be a participant in the Main section and separate arrangements were required for its employees and agreed to contribute £1.2 billion to the ring-fenced bank. Under the MoU, NWB Plc made a contribution of £2 billion on 9 October 2018 to strengthen funding of the Main section in recognition of the changes in covenant.

Cash flow statement for the year ended 31 December 2019

	NWB Group		NWB Plc
	2019	2018	2019	2018
	£m	£m	£m	£m
Cash flows from operating activities
Operating profit before tax from continuing operations	1,326	3,510	1,045	2,238
Loss before tax from discontinued operations	-	(3)	-	-
Interest on treasury bills and debt securities	(520)	(262)	(520)	-
Interest on subordinated liabilities	56	177	-	175
Interest on other financial assets	-	-	-	(557)
Interest on MRELs	133	-	131	-
Impairment losses/(releases) on loans to banks and customers	319	(198)	315	198
Profit on sale of subsidiaries and associates	-	(7)	16	(36)
Loss/(profit) on sale of securities	16	(32)	-	-
Defined benefit pension schemes	161	231	121	(2,025)
Provisions charges/releases	899	176	854	(201)
Depreciation, amortisation and impairment of property, plant,
equipment, goodwill and intangibles	1,154	534	956	399
Loss on sale of property, plant and equipment	(44)	(40)	(40)	-
Write back of investment in subsidiaries	-	-	87	481
Change in fair value taken to profit or loss of other financial assets	-	349	-	(750)
Change in fair value taken to profit or loss of subordinated liabilities	-	-	-	20
Change in fair value taken to profit or loss of MRELs	175	20	175	-
Elimination of foreign exchange differences	452	(642)	484	(654)
Other non-cash items	(718)	(389)	(689)	(1,147)
Net cash inflow/(outflow) from trading activities	3,409	3,424	2,935	(1,859)
Decrease/(increase) in net loans to banks	3,485	(60,158)	477	(46,068)
Increase in net loans to customers	(28,787)	(7,802)	(27,190)	(11,123)
(Increase)/decrease in derivative assets	(2,049)	3,119	(2,127)	2,717
Decrease in amounts due from holding companies and subsidiaries	328	73,254	3,542	23,481
Decrease/(increase) in other financial assets	138	(432)	220	-
Decrease/(increase) in other assets	74	(6,825)	(27)	(295)
Decrease in bank deposits	(1,927)	(3,139)	(1,941)	(3,279)
Increase in customers deposits	4,347	6,439	4,419	5,428
Increase/(decrease) in derivative liabilities	4,119	(3,974)	(1,390)	26,099
(Decrease)/increase in amounts due to holding companies and subsidiaries	(2,547)	(23,546)	3,828	(3,467)
Increase in other financial liabilities	1,810	2,349	1,747	2,235
(Decrease)/increase in other liabilities	(637)	1,306	(575)	40
Changes in operating assets and liabilities	(21,646)	(19,409)	(19,017)	(4,232)
Income taxes (paid)/received	(221)	(360)	(136)	(108)
Net cash flows from operating activities	(18,458)	(16,345)	(16,218)	(6,199)
Cash flows from investing activities
Sale and maturity of other financial assets	13,158	6,171	12,768	5,742
Purchase of other financial assets	(12,405)	(3,219)	(12,016)	(2,791)
Interest on other financial assets	520	262	520	557
Sale of property, plant and equipment	382	288	241	59
Purchase of property, plant and equipment	(497)	(516)	(231)	(262)
Net investment in business interests and intangible assets	(387)	(36,949)	(391)	(33,651)
Net cash flows from investing activities	771	(33,963)	891	(30,346)
Cash flows from financing activities
Issue of Additional Tier 1 capital notes	-	2,370	-	2,370
Issue of subordinated liabilities	580	1,531	580	1,486
Capital contribution	-	-	-
Redemption of non-controlling interests	-	-	-
Redemption of subordinated liabilities	(708)	(3,000)	(700)	(3,000)
Redemption of preference shares	-	-	-
Dividends paid	-	-	-
Service cost of other equity instruments	(871)	1,084	(866)	1,089
Interest on subordinated liabilities	(49)	(182)	7	(179)
Issue of MRELs	1,439	1,525	1,179	1,475
Interest on MRELs	109	3	107	3
Net cash flows from financing activities (2)	500	3,331	307	3,244
Effects of exchange rate changes on cash and cash equivalents	(646)	241	(638)	220
Net decrease in cash and cash equivalents	(17,833)	(46,736)	(15,658)	(33,081)
Cash and cash equivalents at 1 January	51,317	98,053	49,492	82,573
Cash and cash equivalents at 31 December	33,484	51,317	33,834	49,492
Notes:

(1)
NWB Group includes interest received of £7,422 million (2018 - £6,637 million) and interest paid of £1,570 million (2018 - £1,083 million), and NWB Plc includes interest received of £6,711 million (2018 - £5,866 million) and interest paid of £1,760 million (2018 - £1,165 million).

(2)	2018 has been re-presented to align the balance sheet classification. MREL was previously presented in Operating activities and is now presented in Financing activities.
..

Notes on the accounts

1 Basis of preparation
NWB Group's condensed consolidated financial statements should be read in conjunction with the 2019 Annual Report and Accounts which were prepared in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board (IASB) and interpretations issued by the IFRS Interpretations Committee of the IASB as adopted by the European Union (EU) (together IFRS).

Going concern
Having reviewed NWB Group's forecasts, projections, and other relevant evidence, the directors have a reasonable expectation that NWB Group will continue in operational existence for the foreseeable future. Accordingly, the results for the period 31 December 2019 have been prepared on a going concern basis.

Re-segmentation
Effective from 1 January 2019, Business Banking was transferred from UK Personal and Business Banking (UK PBB) to Commercial Banking as the nature of the business, including distribution channels, products and customers, are more closely aligned to the Commercial Banking business. Concurrent with the transfer, UK PBB was renamed UK Personal Banking (UK PB) and the previous franchise combining UK PBB (now UK PB) and Ulster Bank RoI was renamed Personal & Ulster. Comparatives have been re-stated.

2 Accounting policies
NWB Group's principal accounting policies are as set out on pages 87 to 91 of NWB Group's 2019 Annual Report and Accounts and are unchanged other than as presented below.

Adoption of new accounting standard - Leases
NWB Group has adopted IFRS 16 'Leases' with effect from 1 January 2019, replacing IAS 17 'Leases'. NWB Group has applied IFRS 16 on a modified retrospective basis without restating prior years. For further details, see Accounting policy 9 and Note 24 of NWB Group's 2019 Annual Report and Accounts.

Amendments to existing accounting standards
IAS 12 'Income taxes' was amended with effect from 1 January 2019. The income statement now includes any tax relief on the servicing cost of instruments classified as equity. For further details, see Note 7 of NWB Group's 2019 Annual Report and Accounts.

Revised accounting policy - Presentation of interest in recoveries
In March 2019 the IFRS Interpretations Committee (IFRIC) issued an agenda decision on the presentation of unrecognised interest when a credit-impaired financial asset (commonly referred to as a 'Stage 3' financial asset) is subsequently paid in full or is no longer credit-impaired. This concluded that the difference arising from the additional interest recovered must be recognised as a reversal of impairment rather than within interest revenue. This affects both recognition and the reversal of the ECL allowance.

NWB Group changed its accounting policy in line with the IFRIC decision. Hence, the carrying amount of the financial assets within the scope of the provisions of the decision, as well as the associated ECL allowance on the statement of financial position, have been adjusted by £141 million and the comparative period restated by £121 million. The coverage ratio for the current and comparative periods have been adjusted and restated accordingly.

In addition, until 1 January 2019, interest in suspense recoveries were presented as a component of interest receivable within Net interest income. From 1 January 2019 interest in suspense recoveries are presented within Impairment losses. It amounted to £25 million for the year ended 31 December 2019. Comparatives have not been rested on the grounds of materiality.

For further details see Accounting policies of NWB Group's 2019 Annual Report and Accounts.

IAS 39 'Financial Instruments: Recognition and Measurement', IFRS 9 'Financial Instruments' and IFRS 7 'Financial Instruments: Disclosures' - In September 2019, the IASB published amendments to address the issues arising from the replacement of existing IBOR based interest rate benchmarks with alternative nearly risk-free interest rates (an RFRs) in the context of hedge accounting. These amendments allow hedging relationships affected by the IBOR reform to be accounted for as continuing hedges. NWB Group has early adopted these amendments for the annual reporting period ending on 31 December 2019.

The amendments provide relief on key areas of hedge accounting most notably the hedge effectiveness assessment and the ability to identify LIBOR-based cash flows for the purpose of designation (re-designation) during the period of the Reform. Additional disclosures are shown in Note 9 of NWB Group's 2019 Annual Report and Accounts.

Critical accounting policies and key sources of estimation uncertainty
The judgements and assumptions that are considered to be the most important to the portrayal of NWB Group's financial condition are those relating to deferred tax, fair value of financial instruments, loan impairment provisions, and provisions for liabilities and charges. These critical accounting policies and judgements are described on page 91 of NWB Group's 2019 Annual Report and Accounts
..

Notes on the accounts

3 Operating expenses

	2019	2018
	£m	£m
Wages, salaries and other staff costs	2,069	1,484
Temporary and contract costs	334	251
Social security costs	217	168
Pension costs	239	281
Staff costs	2,859	2,184

Premises and equipment (1)	1,078	757
Depreciation and amortisation (2,3)	834	521
Other administrative expenses (4)	2,450	2,119
Administrative Expenses (5)	4,362	3,397
Impairment of intangible assets (see Note 16 of NWB Group's Annual Report and Accounts)	44	13
	7,265	5,594
Notes:
(1)   Includes a £161 million charge relating to the reduction in property portfolio.
(2)   Includes depreciation in relation to the right of use assets recognised following the adoption of IFRS 16 (previously leasing costs in relation to these were included in premises and equipment). For further details on the adoption of IFRS 16 refer to Note 24 of NWB Group's 2019 Annual Report and Accounts.
(3)   Includes a £292 million charge relating to the reduction to the reduction in property portfolio.
(4)   Includes litigation and conduct costs. Further details are provided in Note 21 of NWB Group's 2019 Annual Report and Accounts.
(5)   The increase in 2019 compared to 2018 includes the impact of NWB Group becoming the provider of shared services to RBS Group in 2018 in preparation for ring-fencing. Direct costs incurred are recovered through legal entity recharging and recorded in Other income. For the period before the transfer NWB Group was a net receiver of shared services from NatWest Markets Plc (NWM Plc). Shared services staff working directly for NWM Plc, were transferred to NWM Plc at the beginning of 2019.

4 Segmental analysis
Effective from 1 January 2019 Business Banking was transferred from UK Personal & Business Banking (UK PBB) to Commercial Banking, as the nature of the business, including distribution channels, products and customers were more closely aligned to the Commercial Banking business. Following the transfer, UK PBB was renamed UK Personal Banking. Comparatives have been re-stated.

Reportable operating segments
The reportable operating segments are as follows:
UK Personal Banking serves individuals and mass affluent customers in the UK and includes Ulster Bank customers in Northern Ireland.

Commercial Banking serves start-up, SME, commercial and corporate customers in the UK.

Private Banking serves UK connected high net worth individuals and their business interests.

Central items & other includes corporate functions, such as RBS Treasury, finance, risk management, compliance, legal, communications and human resources. Central functions manages RBS Group capital resources and RBS Group-wide regulatory projects and provides services to the reportable segments. Balances in relation to legacy litigation issues and the business are included in Central items in the relevant periods.

	Net		Other Non-			Depreciation	Impairment
	interest	Net fees and	interest	Total	Operating	and	(losses)/	Operating
	income	commissions	income	income	expenses	amortisation	releases	profit/(loss)
2019	£m	£m	£m	£m	£m	£m	£m	£m
UK Personal Banking	3,343	551	205	4,099	(2,969)	-	(329)	801
Commercial Banking	2,166	976	198	3,340	(2,167)	(142)	(247)	784
Private Banking	511	209	30	750	(467)	(4)	7	286
Central items & other	(184)	(13)	1,171	974	(828)	(688)	(3)	(545)
Total	5,836	1,723	1,604	9,163	(6,431)	(834)	(572)	1,326
2018*
UK Personal Banking	3,370	538	169	4,077	(2,848)	-	(271)	958
Commercial Banking	2,008	910	257	3,175	(1,183)	(122)	(184)	1,686
Private Banking	444	213	27	684	(451)	(2)	8	239
Central items & other	(8)	(10)	1,614	1,596	(591)	(397)	19	627
Total	5,814	1,651	2,067	9,532	(5,073)	(521)	(428)	3,510

*2018 data has been restated for the business re-segmentation.

	2019			2018*
Total revenue		Inter			Inter
	External	segment	Total	External	segment	Total
	£m	£m	£m	£m	£m	£m
UK Personal Banking	5,153	183	5,336	4,980	64	5,044
Commercial Banking	3,275	150	3,425	3,056	48	3,104
Private Banking	666	285	951	645	181	826
Central items & other	2,126	(618)	1,508	2,467	(293)	2,174
Total	11,220	-	11,220	11,148	-	11,148

*2018 data has been restated for the business re-segmentation.

Notes on the accounts

4 Segmental analysis continued

	2019			2018*
		Inter			Inter
	External	segment	Total	External	segment	Total
Total income	£m	£m	£m	£m	£m	£m
UK Personal Banking	3,937	162	4,099	4,025	52	4,077
Commercial Banking	3,590	(250)	3,340	3,405	(230)	3,175
Private Banking	551	199	750	556	128	684
Central items & other	1,085	(111)	974	1,546	50	1,596
Total	9,163	-	9,163	9,532	-	9,532

*2018 data has been restated for the business re-segmentation.

Analysis of net fees and commissions

	UK Personal	Commercial	Private	Central items
	Banking	Banking	Banking	& other	Total
2019	£m	£m	£m	£m	£m
Fees and commissions receivable
- Payment Services	231	498	31	-	760
- Credit and debit card fees	341	107	12	-	460
- Lending (credit facilities)	311	277	2	-	590
- Brokerage	42	-	5	-	47
- Investment management, trustee and fiduciary services	37	3	172	-	212
- Trade finance	-	80	-	-	80
- Other	2	87	26	(56)	59
Total	964	1,052	248	(56)	2,208
Fees and commissions payable	(413)	(76)	(39)	43	(485)
Net fees and commissions	551	976	209	(13)	1,723

2018*
Fees and commissions receivable
- Payment Services	183	417	31	-	631
- Credit and debit card fees	311	113	12	-	436
- Lending (credit facilities)	344	230	2	-	576
- Brokerage	48	-	5	-	53
- Investment management, trustee and fiduciary services	42	26	179	-	247
- Trade finance	-	101	1	-	102
- Underwriting fees	10	11	-	-	21
- Other	2	49	15	(19)	47
Total	940	947	245	(19)	2,113
Fees and commissions payable	(402)	(37)	(32)	9	(462)
Net fees and commissions	538	910	213	(10)	1,651

*2018 data has been restated for the business re-segmentation.

	2019			2018*
			Cost to acquire			Cost to acquire
			fixed assets			fixed assets
			and intangible			and intangible
	Assets	Liabilities	assets	Assets	Liabilities	assets
	£m	£m	£m	£m	£m	£m
UK Personal Banking	140,415	123,092	-	130,258	118,718	-
Commercial Banking	75,466	99,285	278	72,259	98,927	277
Private Banking	15,383	26,587	15	14,110	26,626	11
Central items & other	87,229	49,857	673	93,311	45,793	539
Total	318,493	298,821	966	309,938	290,064	827

*2018 data has been restated for the business re-segmentation.

Notes on the accounts

5 Tax

	2019	2018*
	£m	£m
Current tax
Charge for the year*	(457)	(728)
Over/(under) provision in respect of prior years	20	(63)
	(437)	(791)
Deferred tax
(Charge)/credit for the year	(74)	18
(Decrease)/increase in the carrying value of deferred tax assets	(2)	7
Over provision in respect of prior years	71	25
Tax charge for the year	(442)	(741)

*Restated for IAS12 'Income taxes'. Refer to Accounting policy 1 of NWB Group's 2019 Annual Report and Accounts. Other amendments to IFRS.

The actual tax charge differs from the expected tax charge computed by applying the standard rate of UK corporation tax of 19% (2018 - 19%) as follows:

	2019	2018*
	£m	£m
Expected tax charge	(252)	(667)
Losses and temporary differences in year where no deferred tax asset recognised	-	(13)
Foreign profits taxed at other rates	(5)	(7)
UK tax rate change impact	-	(5)
Items not allowed for tax:
- losses on disposals and write-downs	(3)	(24)
- UK bank levy	(17)	(20)
- regulatory and legal actions	(133)	(18)
- other disallowable items	(46)	(27)
Non-taxable items	27	243
(Decrease)/increase in the carrying value of deferred tax assets in respect of:
- UK losses	(2)	7
Banking surcharge	(134)	(202)
Tax on paid in equity*	32	30
Adjustments in respect of prior years (1)	91	(38)
Actual tax charge	(442)	(741)

*Restated for IAS12 'Income taxes'. Refer to Accounting policy 1 of NWB Group's 2019 Annual Report and Accounts. Other amendments to IFRS.

Note:
(1)   Prior year tax adjustments incorporate refinements to tax computations made on submission and agreement with the tax authorities. Current taxation balances include provisions in respect of uncertain tax positions, in particular in relation to restructuring and other costs where the taxation treatment remains subject to agreement with the relevant tax authorities.

Judgment: Tax contingencies
NWB Group's income tax charge and its provisions for income taxes necessarily involves a significant degree of estimation and judgement. The tax treatment of some transactions is uncertain and tax computations are yet to be agreed with the tax authorities in a number of jurisdictions. NWB Group recognises anticipated tax liabilities based on all available evidence and, where appropriate, in the light of external advice. Any difference between the final outcome and the amounts provided will affect current and deferred income tax assets and charges in the period when the matter is resolved.

Notes on the accounts

6 Loan impairment provisions
Loan exposure and impairment metrics
The table below summarises loans and related credit impairment measures on an IFRS 9 basis.

	NWB Group		NWB Plc
	31 December	31December	31 December	31 December
	2019	2018*	2019	2018*
	£m	£m	£m	£m
Loans - amortised cost
Stage 1	215,111	191,478	184,611	162,335
Stage 2	19,392	16,732	15,783	13,599
Stage 3	2,835	3,127	2,266	2,334
Inter-Group (1)	3,389	5,046	30,754	30,502
Total	240,727	216,383	233,414	208,770
ECL provisions (2)
Stage 1	223	184	190	150
Stage 2	518	452	452	384
Stage 3	1,281	1,163	1,091	967
Inter-Group (1)	-	1	4	6
	2,022	1,800	1,737	1,507
ECL provision coverage (3, 4)
Stage 1 (%)	0.10	0.10	0.10	0.09
Stage 2 (%)	2.67	2.70	2.86	2.82
Stage 3 (%)	45.19	37.19	48.15	41.43
Inter-Group (%) (1)	-	0.02	0.01	0.02
	0.85	0.85	0.86	0.85
Impairment losses
ECL charge (5)
Stage 1	(122)	(61)	(79)	(47)
Stage 2	305	253	291	228
Stage 3	389	253	329	202
Third party	572	445	541	383
Inter-Group	-	(17)	(1)	(1)
	572	428	540	382
ECL loss rate - annualised (basis points)(4)	24.10	21.06	26.69	21.46
Amounts written-off	404	612	364	504

Notes:
(1)    The NWB Group's intercompany assets were classified in Stage 1. The ECL attached to these loans was £0.4 million at 31 December 2019.
(2)    Includes £2 million (2018 - £2 million) related to assets classified as FVOCI.
(3)    ECL provisions coverage is calculated as ECL provisions divided by loans - amortised cost.
(4)    ECL provisions coverage and ECL loss rates are calculated on third party loans and related ECL provisions and charge respectively
(5)    Includes a £28 million charge (2018 - £2 million charge) related to other financial assets, of which a £1 million charge (2018 - £2 million charge) related to assets classified as FVOCI; and a £27 million charge (2018 - £17 million release) related to contingent liabilities.
(6)    The table above shows gross loans only and excludes amounts that are outside the scope of the ECL framework. Refer to page 33 of NWB Group's 2019 Annual Report and Accounts Financial instruments within the scope of the IFRS 9 ECL framework for further details. Other financial assets within the scope of the IFRS 9 ECL framework were cash and balances at central banks totaling £26.8 billion and debt securities of £40.2 billion (2018 - £44.3 billion and £40.4 billion respectively).

Credit risk enhancement and mitigation
For information on Credit risk enhancement and mitigation held as security, refer to Capital and risk management - credit risk on page 43 of NWB Group's 2019 Annual Report and Accounts.

Critical accounting policy: Loan impairment provisions
The loan impairment provisions have been established in accordance with IFRS 9. Accounting policy 13 of NWB Group's Annual Report and Accounts sets out how the expected loss approach is applied. At 31 December 2019, customer loan impairment provisions amounted to £2,022 million (2018 - £1,800 million). A loan is impaired when there is objective evidence that the cash flows will not occur in the manner expected when the loan was advanced. Such evidence includes changes in the credit rating of a borrower, the failure to make payments in accordance with the loan agreement, significant reduction in the value of any security, breach of limits or covenants, and observable data about relevant macroeconomic measures.

The impairment loss is the difference between the carrying value of the loan and the present value of estimated future cash flows at the loan's original effective interest rate.

The measurement of credit impairment under the IFRS expected loss model depends on management's assessment of any potential deterioration in the creditworthiness of the borrower, it's modelling of expected performance and the application of economic forecasts. All three elements require judgments that are potentially significant to the estimate of impairment losses. Further information and sensitivity analysis are on page 31 of NWB Group's 2019 Annual Report and Accounts.

Notes on the accounts

6 Loan impairment provisions continued
IFRS 9 ECL model design principles
To meet IFRS 9 requirements probability of default (PD), loss given default (LGD) and exposure at default (EAD) used in expected credit losses (ECL) calculations must be:
●  Unbiased - material regulatory conservatism has been removed to produce unbiased model estimates.
●  Point-in-time - recognise current economic conditions.
●  Forward-looking - incorporated into PD estimates and, where appropriate, EAD and LGD estimates.
●  For the life of the loan - all PD, LGD and EAD models produce term structures to allow a lifetime calculation for assets in Stage 2 and Stage 3.

IFRS 9 requires that at each reporting date, an entity shall assess whether the credit risk on an account has increased significantly since initial recognition. Part of this assessment requires a comparison to be made between the current lifetime PD (i.e. the probability of default over the remaining lifetime at the reporting date) with the equivalent lifetime PD as determined at the date of initial recognition.
The general approach for the IFRS 9 LGD models is to leverage corresponding Basel LGD models with bespoke adjustments to ensure estimates are unbiased and where relevant forward-looking.

For wholesale, while conversion ratios in the historical data show temporal variations, these cannot be sufficiently explained by the CCI measure (unlike in the case of PD and some LGD models) and are presumed to be driven to a larger extent by exposure management practices. Therefore point-in-time best estimates measures for EAD are derived by estimating the regulatory model specification on a rolling five year window.

Approach for multiple economic scenarios (MES)
The base scenario plays a greater part in the calculation of ECL than the approach to MES

7 Provisions for liabilities charges

	NWB Group
Provisions for liabilities and charges	Payment	Other	Litigation and other regulatory	Other (2)	Total
	protection	customer
	insurance (1)	redress
	£m	£m	£m	£m	£m
At 1 January 2019	411	216	38	478	1,143
Implementation of IFRS 16 on 1 January 2019 (3)	-	-	-	(150)	(150)
ECL impairment charge	-	-	-	23	23
Transfer	-	8	-	61	69
Currency translation and other movements	(2)	(24)	6	13	(7)
Charge to income statement	604	81	6	297	988
Releases to income statement	-	(17)	(2)	(70)	(89)
Provisions utilised	(281)	(140)	(4)	(187)	(612)
At 31 December 2019	732	124	44	465	1,365

	NWB Plc
Provisions for liabilities and charges	Payment	Other	Other (2)	Total
	Protection	customer
	Insurance (1)	redress
	£m	£m	£m	£m
At 1 January 2019	405	197	443	1,045
Implementation of IFRS 16 on 1 January 2019 (3)	-	-	(147)	(147)
ECL impairment charge	-	-	22	22
Currency translation and other movements	-	(19)	21	2
Transfer	-	11	60	71
Charge to income statement	603	58	275	936
Releases to income statement	-	(14)	(68)	(82)
Provisions utilised	(278)	(122)	(180)	(580)
At 31 December 2019	730	111	426	1,267

Notes:
(1)   Balances at 31 December 2019 include provisions held in relation to offers made in 2018 and earlier years of £59 million.
(2)   Materially comprises provisions relating to property closures and restructuring costs.
(3)   Refer to Note 24 of NWB Group's 2019 Annual Report and Accounts for further information of the implementation of IFRS 16.

There are uncertainties as to the eventual cost of redress in relation to certain of the provisions contained in the table above. Assumptions relating to these are inherently uncertain and the ultimate financial impact may be different from the amount provided.

Payment protection insurance
An additional provision of £0.6 billion was taken in 2019, reflecting greater than predicted complaints volumes in the lead up to the 29 August 2019 deadline for making new PPI complaints. NWB Group has made provisions totalling £3.8 billion to date for PPI claims, of which £3.1 billion had been utilised by 31 December 2019.

The table below shows the sensitivity of the provision to reasonable changes in the principle assumptions in relation to claims which are still being processed, all other assumptions remaining the same. RBS Group has received 4.9 million claims at the 29 August 2019 deadline.

Notes on the accounts

7 Provisions for liabilities charges continued

			Sensitivity
Assumptions	Claims processed as at 31 December	Claims still to process	Change in assumption %	Consequential change in provision £m
Average redress (1)	£1,631	£1,552	+/- £150	+/-47
No PPI % (2)	28%	60%	+/-3%	+/-8
Uphold rate (3)	85%	94%	+/-2%	+/-10

Notes:
(1)    Average redress for PPI (mis-sale) and Plevin (commission) pay-outs.
(2)    No PPI % relates to those cases where no PPI policy exists.
(3)    Average uphold rate per customer initiated claims received directly by NatWest Bank Group, including those received via claims management companies, to end of timebar for both PPI (mis-sale) and Plevin (commission), excluding those for which no PPI policy exists.

Critical accounting policy: Provisions for liabilities
Judgment is involved in determining whether an obligation exists, and in estimating the probability, timing and amount of any outflows. Where NWB Group can look to another party such as an insurer to pay some or all of the expenditure required to settle a provision, any reimbursement is recognised when, and only when, it is virtually certain that it will be received.

Estimates - Provisions are liabilities of uncertain timing or amount, and are recognised when there is a present obligation as a result of a past event, the outflow of economic benefit is probable and the outflow can be estimated reliably. Any difference between the final outcome and the amounts provided will affect the reported results in the period when the matter is resolved.

Background information on all material provisions is given in Note 8 of this document.

8 Memorandum items
Contingent liabilities and commitments
The amounts shown in the table below are intended only to provide an indication of the volume of business outstanding at 31 December 2019. Although NWB Group is exposed to credit risk in the event of non-performance of the obligations undertaken by customers, the amounts shown do not, and are not intended to, provide any indication of NWB Group's expectation of future losses.

	NWB Group		NWB Plc
	2019	2018	2019	2018
	£m	£m	£m	£m
Contingent liabilities and commitments
Guarantees	1,015	901	920	804
Other contingent liabilities	1,368	1,321	1,327	1,279
Standby facilities, credit lines and other commitments	72,592	71,946	66,799	66,071
	74,975	74,168	69,046	68,154
Note:
(1)   In the normal course of business, the Bank guarantees specified third party liabilities of certain subsidiaries; it also gives undertakings that individual subsidiaries will fulfil their obligations to third parties under contractual or other arrangements.

Trustee and other fiduciary activities
In its capacity as trustee or other fiduciary role, NWB Group may hold or place assets on behalf of individuals, trusts, companies, pension schemes and others. The assets and their income are not included in NWB Group's financial statements. NWB Group earned fee income of £187 million (2018 - £218 million) from these activities.

The Financial Services Compensation Scheme
The Financial Services Compensation Scheme (FSCS), the UK's statutory fund of last resort for customers of authorised financial services firms, pays compensation if a firm is unable to meet its obligations. The FSCS funds compensation for customers by raising management expenses levies and compensation levies on the industry. In relation to protected deposits, each deposit-taking institution contributes towards these levies in proportion to their share of total protected deposits on 31 December of the year preceding the scheme year (which runs from 1 April to 31 March), subject to annual maxima set by the Prudential Regulation Authority. In addition, the FSCS has the power to raise levies on a firm that has ceased to participate in the scheme and is in the process of ceasing to be authorised for the costs that it would have been liable to pay had the FSCS made a levy in the financial year it ceased to be a participant in the scheme.

The FSCS had borrowed from HM Treasury to fund compensation costs associated with the failure of Bradford & Bingley, Heritable Bank, Kaupthing Singer & Friedlander, Landsbanki 'Icesave' and London Scottish Bank plc. The industry has now repaid all outstanding loans with the final £4.7 billion being repaid in June 2018. The loan was interest bearing with the reference rate being the higher of 12 month LIBOR plus 111 basis points or the relevant gilt rate for the equivalent cost of borrowing from HMT.

NWB Group has accrued £1.4 million for its share of estimated FSCS levies.

Notes on the accounts

8 Memorandum items continued
Litigation, investigations and reviews
NWB Plc and its subsidiary and associated undertakings ('NWB Group') are party to legal proceedings and the subject of investigation and other regulatory and governmental action ('Matters') in the United Kingdom (UK), the United States (US), the European Union (EU) and other jurisdictions.

NWB Group recognises a provision for a liability in relation to these Matters when it is probable that an outflow of economic benefits will be required to settle an obligation resulting from past events, and a reliable estimate can be made of the amount of the obligation.

In many proceedings and investigations, it is not possible to determine whether any loss is probable or to estimate reliably the amount of any loss, either as a direct consequence of the relevant proceedings and investigations or as a result of adverse impacts or restrictions on NWB Group's reputation, businesses and operations. Numerous legal and factual issues may need to be resolved, including through potentially lengthy discovery and document production exercises and determination of important factual matters, and by addressing novel or unsettled legal questions relevant to the proceedings in question, before a liability can reasonably be estimated for any claim. NWB Group cannot predict if, how, or when such claims will be resolved or what the eventual settlement, damages, fine, penalty or other relief, if any, may be, particularly for claims that are at an early stage in their development or where claimants seek substantial or indeterminate damages.

There are situations where NWB Group may pursue an approach that in some instances leads to a settlement agreement. This may occur in order to avoid the expense, management distraction or reputational implications of continuing to contest liability, or in order to take account of the risks inherent in defending claims or investigations, even for those Matters for which NWB Group believes it has credible defences and should prevail on the merits.

The uncertainties inherent in all such Matters affect the amount and timing of any potential outflows for both Matters with respect to which provisions have been established and other contingent liabilities.

The future outflow of resources in respect of any Matter may ultimately prove to be substantially greater than or less than the aggregate provision that NWB Group has recognised. Where (and as far as) liability cannot be reasonably estimated, no provision has been recognised. NWB Group expects that in future periods, additional provisions, settlement amounts and customer redress payments will be necessary, in amounts that are expected to be substantial in some instances.

For a discussion of certain risks associated with NWB Group's litigation, investigations and reviews, see the Risk Factor relating to legal, regulatory and governmental actions and investigations set out on page 35 of this document.

Litigation
London Interbank Offered Rate (LIBOR) and other rates litigation
In January 2019, a class action antitrust complaint was filed in the United States District Court for the Southern District of New York alleging that the defendants (USD ICE LIBOR panel banks and affiliates) have conspired to suppress USD ICE LIBOR from 2014 to the present by submitting incorrect information to ICE about their borrowing costs. The RBS Group defendants are RBSG plc, NatWest Markets Plc, NatWest Markets Securities Inc., and NWB Plc.

US Anti-Terrorism Act litigation
NWB Plc is defending lawsuits filed in the United States District Court for the Eastern District of New York by a number of US nationals (or their estates, survivors, or heirs) who were victims of terrorist attacks in Israel. The plaintiffs allege that NWB Plc is liable for damages arising from those attacks pursuant to the US Anti-Terrorism Act because NWB Plc previously maintained bank accounts and transferred funds for the Palestine Relief & Development Fund, an organisation which plaintiffs allege solicited funds for Hamas, the alleged perpetrator of the attacks.

In October 2017, the trial court dismissed claims against NWB Plc with respect to two of the 18 terrorist attacks at issue. In March 2018, the trial court granted a request by NWB Plc for leave to file a renewed summary judgment motion in respect of the remaining claims, and in March 2019, the court granted summary judgment in favour of NWB Plc. The plaintiffs have commenced an appeal of the judgment to the United States Court of Appeals for the Second Circuit.

Investigations and reviews
NWB Group's financial condition can be affected by the actions of various governmental and regulatory authorities in the UK, the US, the EU and elsewhere. NWB Group and/or RBS Group has engaged, and will continue to engage, in discussions with relevant governmental and regulatory authorities, including in the UK, the US, the EU and elsewhere, on an ongoing and regular basis, and in response to informal and formal inquiries or investigations, regarding operational, systems and control evaluations and issues including those related to compliance with applicable laws and regulations, including consumer protection, business conduct, competition/anti-trust, anti-bribery, anti-money laundering and sanctions regimes.

Any matters discussed or identified during such discussions and inquiries may result in, among other things, further inquiry or investigation, other action being taken by governmental and regulatory authorities, increased costs being incurred by NWB Group, remediation of systems and controls, public or private censure, restriction of NWB Group's business activities and/or fines. Any of the events or circumstances mentioned in this paragraph or below could have a material adverse effect on NWB Group, its business, authorisations and licences, reputation, results of operations or the price of securities issued by it.

NWB Group is co-operating fully with the investigations and reviews described below.

Notes on the accounts

8 Memorandum items continued
FCA review of RBS Group's treatment of SMEs
In 2014, the FCA appointed an independent Skilled Person under section 166 of the Financial Services and Markets Act 2000 to review RBS Group's treatment of SME customers whose relationship was managed by RBS Group's Global Restructuring Group (GRG) in the period 1 January 2008 to 31 December 2013.

The Skilled Person delivered its final report to the FCA during September 2016, and the FCA published an update in November 2016. In response, RBS Group announced redress steps for SME customers in the UK and the Republic of Ireland that were in GRG between 2008 and 2013. These steps were (i) an automatic refund of certain complex fees; and (ii) a new complaints process, overseen by an independent third party. The complaints process has since closed to new complaints.

NWB Group's remaining provisions in relation to these matters at 31 December 2019 were £63 million.

In July 2018, the FCA confirmed that it had concluded its investigation and that it did not intend to take disciplinary or prohibitory action against any person in relation to these matters. On 13 June 2019, the FCA published a full report explaining how it had reached that conclusion.

Investment advice review
As a result of an FSA review in 2013, the FCA required RBS Group to carry out a past business review and customer contact exercise on a sample of historic customers who received investment advice on certain lump sum products, during the period from March 2012 to December 2012. The review was conducted under section 166 of the Financial Services and Markets Act 2000. Redress was paid to certain customers in that sample group.

RBS Group later agreed with the FCA that it would carry out a wider review/remediation exercise relating to certain investment, insurance and pension sales from 1 January 2011 to 1 April 2015. That exercise is now complete. Phase 2 (covering sales in 2010) started in April 2018 and, with the exception of a small cohort of former customers for whom there is an extended completion date, was completed by the end of 2019, with full completion and formal closure expected by the end of June 2020.

In addition, RBS Group agreed with the FCA that it would carry out a remediation exercise, for a specific customer segment who were sold a particular structured product. Redress was paid to certain customers who took out the structured product. This remediation activity was completed in December 2019.

NWB Group's remaining provisions in relation to these matters at 31 December 2019 were £6 million.

During October 2019, the FCA notified RBS Group of its intention to appoint a Skilled Person under section 166 of the Financial Services and Markets Act 2000 to conduct a review of whether RBS Group's past business review of investment advice provided during 2010 to 2015 was subject to appropriate governance and accountability and led to appropriate customer outcomes.  RBS Group is co-operating with the Skilled Person's review, which is expected to conclude during Q1 2020.

Packaged accounts
RBS Group has had dedicated resources in place since 2013 to investigate and resolve packaged account complaints on an individual basis. The FCA conducted a thematic review of packaged bank accounts across the UK from October 2014 to April 2016, the results of which were published in October 2016. RBS Group made amendments to its sales process and complaints procedures to address the findings from that review.

NWB Group's remaining provisions in relation to these matters at 31 December 2019 were £17 million.

FCA investigation into RBS Group's compliance with the Money Laundering Regulations 2007
In July 2017, the FCA notified RBS Group that it was undertaking an investigation into RBS Group's compliance with the Money Laundering Regulations 2007 in relation to certain customers. There are currently two areas under review: (1) compliance with Money Laundering Regulations in respect of Money Service Business customers; and (2) the Suspicious Transactions regime in relation to the events surrounding particular customers. The investigations in both areas are assessing both criminal and civil culpability. RBS Group is cooperating with the investigations, including responding to information requests from the FCA.

Systematic Anti-Money Laundering Programme assessment
In December 2018, the FCA commenced a Systematic Anti-Money Laundering Programme assessment of RBS Group. The FCA provided its written findings to RBS Group on 28 June 2019, and RBS Group responded on 8 August 2019. On 28 August 2019, the FCA instructed RBS Group to appoint a Skilled Person to provide assurance on financial crime governance arrangements in relation to two financial crime change programmes. RBS Group is cooperating with the Skilled Person's review, which is expected to conclude during Q1 2020. It is not yet possible to assess the likely impact of these matters.

Payment Protection Insurance (PPI)
Since 2011, RBS Group has been implementing the FCA's policy statement for the handling of complaints about the mis-selling of PPI (Policy Statement 10/12). In August 2017, the FCA's new rules and guidance on PPI complaints handling (Policy Statement 17/3) came into force. The Policy Statement introduced new so called 'Plevin' rules, under which customers may be eligible for redress if the bank earned a high level of commission from the sale of PPI, but did not disclose this detail at the point of sale. The Policy Statement also introduced a two year deadline for making new PPI complaints, which expired on 29 August 2019.

NWB Group has made provisions totalling £3.8 billion to date for PPI claims, including an additional provision of £0.6 billion taken at 30 September 2019, reflecting greater than predicted complaints volumes in the lead up to the 29 August 2019 deadline. £3.1 billion of total provisions had been utilised by 31 December 2019.

Notes on the accounts

8 Memorandum items continued
FCA mortgages market study
In December 2016, the FCA launched a market study into the provision of mortgages. On 26 March 2019 the final report was published. This found that competition was working well for many customers but also proposed remedies to help customers shop around more easily for mortgages. A period of consultation is underway and the FCA has indicated that it intends to provide updates on the remedies in due course.

9 Related parties
The table below discloses transactions between NWB Group and subsidiaries of RBS Group.

	2019	2018
	£m	£m
Income
Interest receivable	45	321
Interest payable	(414)	(286)
Fees and commissions receivable	1	-
Fees and commissions payable	(2)	(1)
Other administrative expenses	1	(747)
	(369)	(713)
Discontinued operations
Net expenses	-	(1)
	-	(1)

UK Government
On 1 December 2008, the UK Government through HM Treasury became the ultimate controlling party of The Royal Bank of Scotland Group plc. The UK Government's shareholding is managed by UK Government Investments Limited, a company wholly owned by the UK Government. As a result, the UK Government and UK Government controlled bodies became related parties of NWB Group. During 2015, all of the B shares held by the UK Government were converted into ordinary shares of £1 each.

In 2015, HM Treasury sold 630 million of RBSG plc's ordinary shares and a further 925 million in June 2018. At 31 December 2019, HM Treasury's holding in RBSG plc's ordinary shares was 62.1%.

NWB Group enters into transactions with many of these bodies on an arm's length basis. Transactions include the payment of: taxes principally UK corporation tax (Note 5 of this document) and value added tax; national insurance contributions; local authority rates; and regulatory fees and levies; together with banking transactions such as loans and deposits undertaken in the normal course of banker-customer relationships.

Bank of England facilities
NWB Group may participate in a number of schemes operated by the Bank of England in the normal course of business.

Members of NWB Group that are UK authorised institutions are required to maintain non-interest bearing (cash ratio) deposits with the Bank of England amounting to 0.324% of their average eligible liabilities in excess of £600 million. They also have access to Bank of England reserve accounts: sterling current accounts that earn interest at the Bank of England Rate.

NWB Plc guarantees certain liabilities of NWH Group to the Bank of England.

Service entity
On 30 April 2018, in preparation for ring-fencing, NWB Plc became the main provider of shared service activities for RBS Group. This includes Treasury services supporting, as well as providing, services to both the ring-fenced bank (RFB) and non-ring-fenced bank (NRFB).

Other related parties
(a)  In their roles as providers of finance, NWB Group companies provide development and other types of capital support to businesses. These investments are made in the normal course of business. In some instances, the investment may extend to ownership or control over 20% or more of the voting rights of the investee company. However, these investments are not considered to give rise to transactions of a materiality requiring disclosure under IAS 24.
(b)  NWB Group recharges The Royal Bank of Scotland Group Pension Fund with the cost of administration services incurred by it. The amounts involved are not material to NWB Group.
(c)  In accordance with IAS 24, transactions or balances between NWB Group entities that have been eliminated on consolidation are not reported.
(d) The captions in the primary financial statements of the parent company include amounts attributable to subsidiaries. These amounts have been disclosed in aggregate in the relevant notes to the financial statements.

10 Date of approval
The annual results for the year ended 31 December 2019 were approved by the board of directors on 13 February 2020.

11 Post balance sheet events
There have been no other significant events between 31 December 2019 and the date of approval of these accounts which would require a change to or additional disclosure in the accounts.

Risk factors

Principal Risks and Uncertainties
Set out below are certain risk factors that could adversely affect the NWB Group's future results, its financial condition and prospects and cause them to be materially different from what is forecast or expected and directly or indirectly impact the value of its securities in issue.

These risk factors are broadly categorised and should be read in conjunction with other sections of this annual report, including the forward looking statements section, the strategic report and the capital and risk management section, and should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties facing the NWB Group.

Strategic risk
The NWB Group's parent company has announced a new Purpose-led strategy which will entail a period of transformation and require an internal cultural shift across the NWB Group. It carries significant execution and operational risks and it may not achieve its stated aims and targeted outcomes.
On 14 February 2020, the RBS Group, the NWB's Group parent company announced a new strategy, focused on becoming a Purpose-led business, designed to champion potential and to help individuals, families and businesses to thrive. This strategy is intended to reflect the rapidly shifting environment and backdrop of unprecedented disruption in society driven by technology and changing customer expectations. The strategy has three areas of focus - climate change, enterprise and learning - where the RBS Group believes it can have the greatest positive impact. Together, these strategic initiatives are referred to as the RBS Group's 'Purpose-led Strategy'. As a Purpose-led Strategy, it is intended to balance the interests and changing needs of all stakeholders of the RBS Group (including those of the NWB Group) and to focus on building relationships that create mutual value across customers' lives. It will require an internal cultural shift the NWB Group as to how performance is perceived and how the NWB Group conduct its business. The changes required are substantial and will take many years to fully embed and may not result in the expected outcome within the timeline and in the manner currently contemplated.

To deliver against this purpose and deliver sustainable returns, the RBS Group intends to: focus on the lifecycles of its customers using insights about customers to evolve product and service offerings; re-engineer and simplify the RBS Group by updating operational and technological capabilities and strengthening governance and control frameworks to reduce costs and improve customer journeys; focus on innovation and partnership to drive change and achieve growth in new product areas and customer segments; and have a sharper focus on capital allocation and deploying it more effectively for customers, in particular by re-focusing the NWM franchise of the RBS Group ('NWM Franchise').

As part of its new Purpose-led Strategy, the RBS Group has set a number of financial, capital and operational targets and expectations, both for the short term and throughout the implementation period which could, in turn, affect the NWB Group. Over the medium to long term, the RBS Group intends to achieve a 9-11% return on tangible equity, and a CET1 ratio of 13-14%, with a sustained pay-out ratio of around 40% of attributable profit. In addition to making significant reductions in RWAs, achieving these targets will require further significant reductions to the RBS Group's cost base, with c. £250 million of reductions targeted in 2020. Realising these cost reductions will result in material strategic costs, which may be more than currently expected. The continued focus on meeting cost reduction targets may also mean limited investment in other areas which could affect the NWB Group's long-term prospects, product offering or competitive position and its ability to meet its other targets, including those related to customer satisfaction.  Any of the above could jeopardise the NWB Group's ability to achieve its associated financial targets and generate sustainable returns.

The implementation of the new Purpose-led Strategy is highly complex, will take many years to fully embed including within the NWB Group. The NWB Group may not be able to successfully implement all aspects of this strategy or reach any or all of the related targets or expectations in the time frames contemplated or at all. In addition, the NWB Group's ability to serve its target customers, scale certain ventures, deliver growth in new markets may be impacted or lower than expected and previously anticipated revenue, profitability and cost reduction levels may not be achieved in the timescale envisaged or at any time. In particular, the Purpose-led Strategy entails a strategic cultural shift across the RBS Group including the NWB Group which involves a large number of concurrent and interdependent actions and initiatives, including re-focussing of the NWM Franchise, any of which could fail to be implemented in the manner and to the extent currently contemplated, due to operational, legal, execution or other issues. In addition, the successful implementation of the Purpose-led Strategy in part depends on initiatives and growth in ventures that are new to the RBS Group and the NWB Group, or to the market and therefore there is a risk that some or all such initiatives will not succeed, or may be limited in scope or scale, including due to its current ownership structure.

The scale and scope of the intended changes present material business, operational, IT system, internal culture, conduct and people risks to the NWB Group, as the planning and implementation of the transformation programme are resource-intensive and disruptive, and will divert management resources. In addition, changes being concurrently implemented will require the implementation and application of robust governance and controls frameworks, in particular with respect to any strategic partnerships and acquisitions, and further consolidation of IT systems and there is no guarantee that the NWB Group will be successful in doing so. The implementation of the Purpose-led Strategy could result in materially higher costs than currently contemplated, (including due to material uncertainties and factors outside of the NWB Group's control) or could be phased in a manner other than currently expected. These risks will be present throughout the period of implementation which is expected to last during the medium term, and in some cases, materially beyond.

Changes in the economic, political and regulatory environment in which the NWB Group operates or regulatory uncertainty and changes, strong market competition and industry disruption or economic volatility, including as a result of the continued uncertainty surrounding the terms of the UK's exit from the EU, or changes in the scale and timing of policy responses on climate change, may require the RBS Group (including the NWB Group) to adjust aspects of the Purpose-led Strategy or the timeframe for its implementation. In particular because some initiatives depend on achieving growth in new ventures and markets for the NWB Group, the Purpose-led Strategy is vulnerable to an economic downturn. Furthermore, any new strategy requires ongoing confidence from customers and the wider market, without which customer activity and related income levels may fall or the NWB Group's reputation may be adversely affected.

Each of these risks, and others identified in these Risk Factors, individually or collectively could jeopardise the implementation and delivery of the Purpose-led Strategy, result in higher than expected restructuring costs, impact the NWB Group's products and services offering, reputation with customers or business model and adversely impact the NWB Group's ability to deliver the Purpose-led Strategy and meet its targets and guidance, each of which could in turn have a material adverse impact on the NWB Group's results of operations, financial condition and prospects.

Risk factors

The RBS Group's new Purpose-led Strategy includes one area of focus on climate change which entails significant execution risk and is likely to require material changes to the business model of the NWB Group over the next ten years.
The RBS Group's new strategy on climate change, together with its commitments under the UN Principles on Responsible Banking to align its strategy to the 2015 Paris Agreement, will require the NWB Group to dedicate resource to the RBS Group's efforts to develop the capacity and methodology to understand, and measure the climate impact of the emissions from its financing activity. The RBS Group must identify its approach to this on a short time scale to meet its target of setting and publishing sector-specific targets by 2021 and its goal of setting comprehensive climate impact scenario-based reduction targets and plans for alignment with the 2015 Paris Agreement by 2022, and be able to adequately define and benchmark its current climate impact to demonstrate its progress against its ambition to reduce this by half over the next 10 years.  Any delay to establishing such targets and developing its plan for alignment with the 2015 Paris Agreement may entail reputational and market risk, and increase the risks the RBS Group (including NWB Group) faces as a result of climate change.

It is expected that the targets and measures that the NWB Group will need to adopt in line with the RBS Group's Purpose-led Strategy on climate change will require significant reductions to the NWB Group's financed emissions to be realised which, together with the impact of embedding climate into its risk framework and other regulatory, policy and market changes, is likely to necessitate far reaching changes to the NWB Group's business model and existing exposures, and potentially on timescales outside of risk appetite. Whilst the risks presented by climate change are unprecedented in magnitude and scale, how the NWB Group implements RBS Group's Purpose-led Strategy to respond to climate change may also have a material adverse effect on the NWB Group's business growth, its competitiveness, and profitability over the short, medium and long term. Once established, there is no certainty that the NWB Group will be able to meet its climate change targets and ambitions or that seeking to do so will not have an adverse impact on the NWB Group, including its competition position.  See also, 'The NWB Group expects to face significant risks in connection with climate change and the transition to a low carbon economy, which may adversely impact the NWB Group.'

Operational and IT resilience risk
The NWB Group is subject to increasingly sophisticated and frequent cyberattacks.
The NWB Group is experiencing an increase in cyberattacks across both the entire NWB Group and against the NWB Group's supply chain, reinforcing the importance of due diligence and close working with the third parties on which the NWB Group relies. The NWB Group is reliant on technology, against which there is a constantly evolving series of attacks that are increasing in terms of frequency, sophistication, impact and severity. As cyberattacks evolve and become more sophisticated, the NWB Group is required to continue to invest in additional capability designed to defend against the emerging threats. In 2019, the NWB Group was subjected to a small number of Distributed Denial of Service ('DDOS') attacks, which are a pervasive and significant threat to the global financial services industry.  The focus is to mitigate the impact of the attacks and sustain availability of services for NWB Group's customers.  The NWB Group continues to invest significant resources in the development and evolution of cyber security controls that are designed to minimise the potential effect of such attacks.

Hostile attempts are made by third parties to gain access to and introduce malware (including ransomware) into the NWB Group's IT systems, and to exploit vulnerabilities. The NWB Group has information and cyber security controls in place, which are subject to review on a continuing basis, but given the nature of the threat, there can be no assurance that such measures will prevent all attacks in the future.  See also, 'The NWB Group's operations are highly dependent on its complex IT systems, and any IT failure could adversely affect the NWB Group'.

Any failure in the NWB Group's cybersecurity policies, procedures or controls, may result in significant financial losses, major business disruption, inability to deliver customer services, or loss of data or other sensitive information (including as a result of an outage) and may cause associated reputational damage. Any of these factors could increase costs (including costs relating to notification of, or compensation for customers, credit monitoring or card reissuance), result in regulatory investigations or sanctions being imposed, or may affect the NWB Group's ability to retain and attract customers. Regulators in the UK, US and Europe continue to recognise cybersecurity as an increasing systemic risk to the financial sector and have highlighted the need for financial institutions to improve their monitoring and control of, and resilience (particularly of critical services) to cyberattacks, and to provide timely notification of them, as appropriate.

Additionally, third parties may also fraudulently attempt to induce employees, customers, third party providers or other users who have access to the NWB Group's systems to disclose sensitive information in order to gain access to the NWB Group's data or that of the NWB Group's customers or employees. Cybersecurity and information security events can derive from groups or factors such as: internal or external threat actors, human error, fraud or malice on the part of the NWB Group's employees or third parties, including third party providers, or may result from accidental technological failure.

The NWB Group expects greater regulatory engagement, supervision and enforcement in relation to its overall resilience to withstand IT systems and related disruption, either through a cyberattack or some other disruptive event. Such increased regulatory engagement, supervision and enforcement is uncertain in relation to scope, consequence and pace of change, which could negatively impact the NWM Group.  Due to the NWB Group's reliance on technology and the increasing sophistication, frequency and impact of cyberattacks, it is likely that such attacks could have a material adverse impact on the NWB Group.

In accordance with the EU General Data Protection Regulation ('GDPR'), the NWB Group is required to ensure it implements timely, appropriate and effective organisational and technological safeguards against unauthorised or unlawful access to the data of the NWB Group, its customers and its employees. In order to meet this requirement, the NWB Group relies on the effectiveness of its internal policies, controls and procedures to protect the confidentiality, integrity and availability of information held on its IT systems, networks and devices as well as with third parties with whom the NWB Group interacts.  A failure to monitor and manage data in accordance with the GDPR requirements of the applicable legislation may result in financial losses, regulatory fines and investigations and associated reputational damage.  In addition, whilst the NWB Group takes measures to prevent, detect and minimise attacks, the NWB Group's systems, and those of third party providers, are subject to frequent cyberattacks.

Risk factors

The NWB Group operations and strategy are highly dependent on the effective use and accuracy of data.
 The NWB Group relies on the effective use of accurate data to support and improve its operations and deliver its strategy. Failure to produce underlying high quality data and/or the ineffective use of such data could result in a failure to satisfy its customers' expectations including by delivering innovative products and services. This could place NWB Group at a competitive disadvantage, inhibit its efforts to reduce costs and improve its systems, controls and processes, and result in a failure to deliver the NWB Group's strategy. The use of unethical or inappropriate data and/or non-compliance with customer data and privacy protection could give rise to conduct and litigation risks and could also increase the risk of an operational event or losses or other adverse consequences due to inappropriate models, systems, processes, decisions or other actions.

Operational risks are inherent in the NWB Group's businesses.
Operational risk is the risk of loss resulting from inadequate or failed internal processes, procedures, people or systems, or from external events, including legal risks. As at 31 December 2019, the NWB Group offered a diverse range of products and services supported by 53,600 employees; it therefore has complex and diverse operations. As a result, operational risks or losses can arise from a number of internal or external factors. These risks are also present when the NWB Group relies on third-party suppliers or vendors to provide services to it or its customers, as is increasingly the case as the NWB Group outsources certain functions, including with respect to the implementation of new technologies, innovation and responding to regulatory and market changes.

Operational risks continue to be heightened as a result of the implementation of the RBS Group's Purpose-led Strategy, the RBS Group's current cost-reduction measures and conditions affecting the financial services industry generally (including Brexit and other geo-political developments) as well as the legal and regulatory uncertainty resulting therefrom. This may place significant pressure on the NWB Group's ability to maintain effective internal controls and governance frameworks. The NWB Group is also dependent on the RBS Group for certain shared critical services, including property and financial accounting, regulatory reporting and certain administrative and legal services, the cost for which are determined by RBS Group and which may increase from time to time. A failure to adequately supply these services may result in increased costs or liabilities to the NWB Group should the NWB Group have to increase its capacity to provide these services internally or by outsourcing to third parties for these services. Because the NWB Group utilises certain services provided by the RBS Group, changes in the cost of these services may adversely impact the NWB Group's results of operations.  The effective management of operational risks is critical to meeting customer service expectations and retaining and attracting customer business.    Ineffective management of such risks could adversely affect the NWB Group.

Although the NWB Group has implemented risk controls and mitigation actions, with resources and planning having been devoted to mitigate operational risk, such measures may not be effective in controlling each of the operational risks faced by the NWB Group.

See also, 'The NWB Group's parent company has announced a new Purpose-led strategy which will entail a period of transformation and require an internal cultural shift across the NWB Group. It carries significant execution and operational risks and it may not achieve its stated aims and targeted outcomes'.

The NWB Group's operations are highly dependent on its complex IT systems, and any IT failure could adversely affect the NWB Group.
The NWB Group's operations are highly dependent on the ability to process a very large number of transactions efficiently and accurately while complying with applicable laws and regulations. The proper functioning of the NWB Group's payment systems, financial crime and sanctions controls, risk management, credit analysis and reporting, accounting, customer service and other IT systems (some of which are owned and operated by RBSG plc or third parties), as well as the communication networks between their branches and main data processing centres, is critical to the NWB Group's operations.

Individually or collectively, any critical system failure, material loss of service availability or material breach of data security could cause serious damage to the NWB Group's ability to provide services to its customers, which could result in reputational damage, significant compensation costs or regulatory sanctions (including fines resulting from regulatory investigations), or a breach of applicable regulations. In particular, such issues could cause long-term damage to the NWB Group's reputation and could affect its regulatory approvals, competitive position, business and brands, which could undermine its ability to attract and retain customers. This risk is heightened as the NWB Group outsources certain functions and continues to innovate and offer new digital solutions to its customers as a result of the trend towards online and mobile banking.

In 2019, the NWB Group continued to make considerable investments to further simplify, upgrade and improve its IT and technology capabilities (including migration of certain services to cloud platforms). The NWB Group continues to develop and enhance digital services for its customers and seeks to improve its competitive position through enhancing controls and procedures and strengthening the resilience of services including cyber security.  Should such investment and rationalisation initiatives fail to achieve the expected results or prove to be insufficient due to cost challenges or otherwise, this could negatively affect the NWB Group's operations, its reputation and ability to retain or grow its customer business or adversely impact its competitive position, thereby negatively impacting the NWB Group's financial position.

The NWB Group relies on attracting, retaining and developing senior management and skilled personnel, and is required to maintain good employee relations.
The NWB Group's current and future success depends on its ability to attract, retain and develop highly skilled and qualified personnel, including senior management, directors and key employees, in a highly competitive labour market and under internal cost reduction pressures. This entails risk, particularly in light of the implementation of the RBS Group's Purpose-led Strategy, heightened regulatory oversight of banks and the increasing scrutiny of, and (in some cases) restrictions placed upon, employee compensation arrangements, in particular those of banks in receipt of government support such as the RBS Group, all of which may have an adverse effect on the NWB Group's ability to hire, retain and engage well-qualified employees. The market for skilled personnel is increasingly competitive, especially for technology-focussed roles, thereby raising the cost of hiring, training and retaining skilled personnel. In addition, certain economic, market and regulatory conditions and political developments (including Brexit) may reduce the pool of candidates for key management and non-executive roles, including non-executive directors with the right skills, knowledge and experience, or increase the number of departures of existing employees.

Risk factors

Many of the NWB Group's employees in the UK, the ROI and continental Europe are represented by employee representative bodies, including trade unions. Engagement with its employees and such bodies is important to the NWB Group in maintaining good employee relations. Any failure to do so could impact the NWB Group's ability to operate its business effectively.

A failure in the NWB Group's risk management framework could adversely affect the NWB Group, including its ability to achieve its strategic objectives.
Risk management is an integral part of all of the NWB Group's activities and includes the definition and monitoring of the NWB Group's risk appetite and reporting on its risk exposure and the potential impact thereof on its financial condition. Financial risk management is highly dependent on the use and effectiveness of internal stress tests and models and ineffective risk management may arise from a wide variety of factors, including lack of transparency or incomplete risk reporting, unidentified conflicts or misaligned incentives, lack of accountability control and governance, lack of consistency in risk monitoring and management or insufficient challenges or assurance processes. Failure to manage risks effectively could adversely impact the NWB Group's reputation or its relationship with its regulators, customers, shareholders or other stakeholders.

The NWB Group's operations are inherently exposed to conduct risks. These include business decisions, actions or reward mechanisms that are not responsive to or aligned with the NWB Group's regulatory obligations, customers' needs or do not reflect the NWB Group's customer-focussed strategy, ineffective product management, unethical or inappropriate use of data, implementation and utilisation of new technologies, outsourcing of customer service and product delivery, the possibility of mis-selling of financial products and mishandling of customer complaints. Some of these risks have materialised in the past and ineffective management and oversight of conduct risks may lead to further remediation and regulatory intervention or enforcement. The NWB Group's businesses are also exposed to risks from employee -misconduct including non-compliance with policies and regulations, negligence or fraud (including financial crimes), any of which could result in regulatory fines or sanctions and serious reputational or financial harm to the NWB Group.

The NWB Group has been seeking to embed a strong risk culture across the organisation and has implemented policies and allocated new resources across all levels of the organisation to manage and mitigate conduct risk and expects to continue to invest in its risk management framework. However, such efforts may not insulate the NWB Group from future instances of misconduct and no assurance can be given that the NWB Group's strategy and control framework will be effective.  See also, the 'The NWB Group's parent company has announced a new Purpose-led strategy which will entail a period of transformation and require an internal cultural shift across the NWB Group. It carries significant execution and operational risks and it may not achieve its stated aims and targeted outcomes'. Any failure in the NWB Group's risk management framework could negatively affect the NWB Group and its financial condition through reputational and financial harm and may result in the inability to achieve its strategic objectives for their customers, employees and wider stakeholders.

The NWB Group's operations are subject to inherent reputational risk.
Reputational risk relates to stakeholder and public perceptions of the NWB Group arising from an actual or perceived failure to meet stakeholder expectations, including with respect to the RBS Group's Purpose-led Strategy and related targets, due to any events, behaviour, action or inaction by the NWB Group, its employees or those with whom the NWB Group is associated. This includes brand damage, which may be detrimental to the NWB Group's business, including its ability to build or sustain business relationships with customers, and may cause low employee morale, regulatory censure or reduced access to, or an increase in the cost of, funding. Reputational risk may arise whenever there is a material lapse in standards of integrity, compliance, customer or operating efficiency and may adversely affect the NWB Group's ability to attract and retain customers. In particular, the NWB Group's ability to attract and retain customers (and, in particular, corporate and retail depositors) may be adversely affected by, amongst others: negative public opinion resulting from the actual or perceived manner in which the NWB Group or any other member of the RBS Group conducts or modifies its business activities and operations, media coverage (whether accurate or otherwise), employee misconduct, the NWB Group's financial performance, IT systems failures or cyberattacks, data breaches, the level of direct and indirect government support, or the actual or perceived practices in the banking and financial industry in general, or a wide variety of other factors.  See also, 'The NWB Group's parent company has announced a new Purpose-led strategy which will entail a period of transformation and require an internal cultural shift across the NWB Group. It carries significant execution and operational risks and it may not achieve its stated aims and targeted outcomes'.

Modern technologies, in particular online social networks and other broadcast tools which facilitate communication with large audiences in short time frames and with minimal costs, may also significantly increase and accelerate the impact of damaging information and allegations.

Although the NWB Group has implemented a Reputational Risk Policy to improve the identification, assessment and management of customers, transactions, products and issues which represent a reputational risk, the NWB Group cannot be certain that it will be successful in avoiding damage to its business from reputational risk.

Economic and political risk
Prevailing uncertainty regarding the terms of the UK's withdrawal from the European Union has adversely affected and will continue to affect the NWB Group.
Following the EU Referendum in June 2016, and pursuant to the exit process triggered under Article 50 of the Treaty on European Union in March 2017 and the ratification of the withdrawal agreement by the UK government and the EU (through the Council of Ministers), the UK ceased to be a member of the EU and the European Economic Area ('EEA') on 31 January 2020 ('Brexit') and entered a transition period, currently due to expire on 31 December 2020. During this transition period, the UK retains the benefits of membership of the EU's internal market and the customs union, but loses its representation in the EU's institutions and its role in EU decision-making.

The UK and EU are currently seeking to determine the terms of their future relationship by the end of the transition period, and the resulting economic, trading and legal relationships with both the EU and other counterparties currently remain unclear and subject to significant uncertainty. If the UK and EU do not agree a new comprehensive trade agreement by the end of the transition period and the transition period is not extended, then, subject to separate agreements being made with third countries, the UK would be expected to operate on basic World Trade Organization terms, the outcome of which for RBS Group would be similar in certain respects to a 'no-deal' Brexit, and which may result in, amongst others, loss of access to the EU single market for goods and services, the imposition of import duties and controls on trade between the UK and the EU and related trade disruption.

Risk factors

The direct and indirect effects of the UK's exit from the EU and the EEA are expected to affect many aspects of the NWB Group's business and operating environment, including as described elsewhere in these risk factors, and may be material and/or cause a near-term impact on impairments. See also 'The NWB Group faces increased political and economic risks and uncertainty in the UK and global markets'. As a result of such anticipated effects, the RBS Group has engaged in significant and costly Brexit planning and contingency planning and expects to continue to do so.  The direct and indirect effects of the UK's exit from the EU and the EEA may also impede the RBS Group's ability to deliver its Purpose-led Strategy. See also, 'The NWB Group's parent company has announced a new Purpose-led strategy which will entail a period of transformation and require an internal cultural shift across the NWB Group. It carries significant execution and operational risks and it may not achieve its stated aims and targeted outcomes'.

The longer term effects of Brexit on the NWB Group's operating environment depend significantly on the terms of the ongoing relationship between the UK and EU. They are difficult to predict, and are subject to wider global macro-economic trends and events, but may significantly impact the NWB Group and its customers and counterparties who are themselves dependent on trading with the EU or personnel from the EU. They may result in, or be exacerbated by, periodic financial volatility and slower economic growth, in the UK in particular, but also in the ROI, the rest of Europe and potentially the global economy.

Significant uncertainty exists as to the respective legal and regulatory arrangements under which the NWB Group and its subsidiaries will operate once the transition period has ended. The legal and political uncertainty and any actions taken as a result of this uncertainty, as well as new or amended rules, could have a significant impact on the NWB Group's non-UK operations and/or legal entity structure, including attendant restructuring costs, level of impairments, capital requirements, regulatory environment and tax implications and as a result may adversely impact the NWB Group's profitability, competitive position, business model and product offering.

The RBS Group has obtained the requisite regulatory permissions (including third country licence branch approvals and access to TARGET2 clearing and settlement mechanisms) it currently considers are required for continuity of business as a result of the UK's departure from the EU. These are required in order to maintain the ability to clear euro payments and to serve non-UK EEA customers if there is a loss of access to the European Single Market. These changes to the NWB Group's operating model have been costly and may require further changes to its business operations, product offering and customer engagement. The regulatory permissions from the Dutch and German authorities are conditional in nature and will require on-going compliance with certain conditions, including maintaining minimum capital level and deposit balances as well as a defined local physical presence going forward; such conditions may be subject to change in the future. Maintaining these permissions and the RBS Group's access to the euro payment infrastructure will be fundamental to its business going forward and further changes to NWB Group's business operations may be required.

The NWB Group faces increased political and economic risks and uncertainty in the UK and global markets.
In the UK, significant economic and political uncertainty continues to surround the terms of Brexit and now also the future relationship between the UK and the EU and may adversely affect the NWB Group. See also, 'Prevailing uncertainty regarding the terms of the UK's withdrawal from the European Union has adversely affected and will continue to affect the NWB Group'.

The NWB Group faces additional political uncertainty as to how the Scottish parliamentary process (including, as a result of any further Scottish independence referendum or the next Scottish Parliament elections in May 2021) may impact the NWB Group. RBSG plc and a number of other RBS Group entities are headquartered and/or incorporated in Scotland. Any changes to Scotland's relationship with the UK or the EU (as an indirect result of Brexit or other developments) would impact the environment in which the RBS Group and its subsidiaries operate, and may require further changes to the RBS Group's (including the NWB Group's) structure, independently or in conjunction with other mandatory or strategic structural and organisational changes which could adversely impact the NWB Group.

Actual or perceived difficult global economic conditions can create challenging economic and market conditions and a difficult operating environment for the NWB Group's businesses and its customers and counterparties, thereby affecting its financial performance.

The outlook for the global economy over the medium-term remains uncertain due to a number of factors including: trade barriers and the increased possibility of trade wars, widespread political instability, an extended period of low inflation and low interest rates, and global regional variations in the impact and responses to these factors. Such conditions could be worsened by a number of factors including political uncertainty or macro-economic deterioration in the Eurozone, China or the US, the conflicts or tensions in the Middle East or Asia, increased instability in the global financial system and concerns relating to further financial shocks or contagion (for example, due to economic concerns in emerging markets), market volatility or fluctuations in the value of the pound sterling, new or extended economic sanctions, volatility in commodity prices or concerns regarding sovereign debt. This may be compounded by the ageing demographics of the populations in the markets that the NWB Group serves, or rapid change to the economic environment due to the adoption of technology and artificial intelligence. Any of the above developments could adversely impact the NWB Group directly (for example, as a result of credit losses) or indirectly (for example, by impacting global economic growth and financial markets and the NWB Group's customers and their banking needs).

In addition, the NWB Group is exposed to risks arising out of geopolitical events or political developments, such as trade barriers, exchange controls, sanctions and other measures taken by sovereign governments that may hinder economic or financial activity levels. Furthermore, unfavourable political, military or diplomatic events, including secession movements or the exit of other member states from the EU, armed conflict, pandemics and widespread public health crises (including the recent coronavirus outbreak, the impact of which will depend on future developments, which are highly uncertain and cannot be predicted), state and privately sponsored cyber and terrorist acts or threats, and the responses to them by governments and markets, could negatively affect the business and performance of the NWB Group, including as a result of the indirect effect on regional or global trade and/or the NWB Group's customers.

Risk factors

Changes in interest rates have significantly affected and will continue to affect the NWB Group's business and results.
Interest rate risk is significant for the NWB Group, as monetary policy has been accommodative in recent years, including as a result of certain policies implemented by the Bank of England and HM Treasury such as the Term Funding Scheme, which have helped to support demand at a time of pronounced fiscal tightening and balance sheet repair. However, there remains considerable uncertainty as to the direction of interest rates and pace of change (as set by the Bank of England) as well as the general UK political climate. Further decreases in interest rates and/or continued sustained low or negative interest rates could put pressure on the NWB Group's interest margins and adversely affect the NWB Group's profitability and prospects. In addition, a continued period of low interest rates and flat yield curves has affected and may continue to affect the NWB Group's interest rate margin realised between lending and borrowing costs.

Conversely, while increases in interest rates may support NWB Group income, sharp increases in interest rates could lead to generally weaker than expected growth, or even contracting GDP, reduced business confidence, higher levels of unemployment or underemployment, adverse changes to levels of inflation, and falling property prices in the markets in which the NWB Group operates.

The NWB Group expects to face significant risks in connection with climate change and the transition to a low carbon economy which may adversely impact the NWB Group.
The risks associated with climate change are subject to rapidly increasing prudential and regulatory, political and societal focus, both in the UK and internationally. Embedding climate risk into the NWB Group's risk framework, and adapting the NWB Group's operations and business strategy to address the physical risks of climate change and the risk associated with a transition to a low carbon economy in line with the RBS Group's Purpose-led Strategy and ambition to reduce the climate impact of its financing activities and evolving regulatory requirements and market expectations is expected to have a significant impact on the NWB Group.

Multilateral agreements, in particular the 2015 Paris Agreement, and subsequent UK and Scottish Government commitments to achieving  net zero carbon emissions by 2050 and 2045, respectively, will require widespread levels of adjustment across all sectors of the UK economy and markets in which the NWB Group operates. Some sectors such as property, energy, infrastructure (including transport) and agriculture are expected to be particularly impacted. The nature and timing of the far-reaching commercial, technological, policy and regulatory changes that this transition will entail remain uncertain. The UK Government and UK regulators, including the PRA, NWB's UK prudential regulator, have indicated it is a priority issue. The impact of such regulatory, policy, commercial and technological changes is expected to be highly significant and may be disruptive, especially if such changes do not occur in an orderly or timely manner or are not effective in reducing emissions sufficiently.

Furthermore, the nature and timing of the manifestation of the physical risks of climate change (which include more extreme specific weather events such as flooding and heat waves and longer term shifts in climate) are also uncertain, and their impact on the economy is predicted to be more acute if carbon emissions are not reduced on a timely basis or to the requisite extent. Recent data indicates that global carbon emissions are continuing to increase. The potential impact on the economy includes, but is not limited to, lower GDP growth, significant changes in asset prices and profitability of industries, higher unemployment and the prevailing level of interest rates.

See also, 'The RBS Group's new Purpose-led Strategy includes one area of focus on climate change which entails significant execution risk and is likely to require material changes to the business model of the NWB Group over the next ten years', 'The NWB Group's businesses are subject to substantial regulation and oversight, which are constantly evolving and may adversely affect the NWB Group' and 'Any reduction in the credit rating assigned to RBSG plc, any of its subsidiaries (including NWB Plc or other NWB Group subsidiaries) or any of their respective debt securities could adversely affect the availability of funding for the NWB Group, reduce its liquidity position and increase the cost of funding'.

If the NWB Group does not adequately embed climate risk into its risk framework to appropriately measure, manage and disclose the various financial, transition and physical risks it faces associated with climate change, or if the RBS Group or the NWB Group fail to implement  the RBS Group's new strategy on climate change and adapt its business model to the changing regulatory requirements and market expectations on a timely basis, it may have a material and adverse impact on the NWB Group's level of business growth, its competitiveness, profitability, prudential capital requirements, ESG ratings, credit ratings, cost of funding, reputation, results of operation and financial condition.

Changes in foreign currency exchange rates may affect the NWB Group's results and financial position.
The NWB Group's foreign exchange exposure arises from structural foreign exchange risk, including capital deployed in the NWB Group's foreign subsidiaries, branches and joint arrangements, and non-trading foreign exchange risk, including customer transactions and profits and losses that are in a currency other than the functional currency of the transaction entity. The NWB Group issues instruments in foreign currencies that assist in meeting the NWB Group's minimum requirements for own funds and eligible liabilities ('MREL'). The NWB Group maintains policies and procedures designed to manage the impact of exposures to fluctuations in currency rates. Nevertheless, changes in currency rates, particularly in the sterling-US dollar and euro-sterling exchange rates, can adversely affect the value of assets, liabilities (including the total amount of regulatory capital and MREL eligible instruments), income, RWAs, capital base and expenses and the reported earnings of NWB Plc's UK and non-UK subsidiaries and may affect the NWB Group's reported consolidated financial condition.

Decisions of major central banks (including by the Bank of England, the European Central Bank and the US Federal Reserve) and political or market events (including Brexit and the general UK political climate), which are outside of the NWB Group's control, may lead to sharp and sudden variations in foreign exchange rates.

HM Treasury (or UKGI on its behalf) could exercise a significant degree of influence over the RBS Group and the NWB Group is controlled by the RBS Group.
In its November 2018 Autumn Budget, the UK Government announced its intention to continue the process of privatisation of RBSG plc and to carry out a programme of sales of RBSG plc ordinary shares with the objective of selling all of its remaining shares in RBSG plc by 2023-2024.  On 6 February 2019, RBSG plc obtained shareholder approval to participate in certain directed share buyback activities. As at 31 December 2019, the UK Government held 62.1% of the issued ordinary share capital of RBSG plc. There can be no certainty as to the continuation of the sell-down process or the timing or extent of such sell-downs.

Risk factors

UK Government Investments Limited ('UKGI') manages HM Treasury's shareholder relationship with RBSG plc and, although HM Treasury has indicated that it intends to respect the commercial decisions of the RBS Group and that the RBS Group entities (including the NWB Group) will continue to have their own independent board of directors and management team determining their own strategy, its position as a majority shareholder (and UKGI's position as manager of this shareholding) means that HM Treasury or UKGI could exercise a significant degree of influence over, among other things, the election of directors and appointment of senior management, the RBS Group's (including the NWB Group's) capital strategy, dividend policy, remuneration policy or the conduct of the RBS Group's (including the NWB Group's) operations, and HM Treasury or UKGI's approach depends on government policy, which could change, including as a result of a general election. The exertion of such influence over RBS Group could in turn have an adverse effect on the governance or business strategy of the NWB Group.

In addition, as a wholly-owned subsidiary of RBSG plc, RBSG plc controls the NWB Group's board of directors, corporate policies and strategic direction. The interests of RBSG plc as an equity holder and as the NWB Group's parent may differ from the interests of the NWB Group or of potential investors in the NWB Group's securities.

Financial resilience risk
The NWB Group may not meet targets or generate sustainable returns.
As part of the RBS Group's strategy, the NWB Group has principally become a UK-focussed domestic banking group and is included in a number of financial, capital and operational targets for the RBS Group as part of its Purpose-led Strategy including in respect of: leverage ratio targets, funding plans and requirements, reductions in RWAs and the timing thereof, employee engagement, diversity and inclusion as well as environmental, social and customer satisfaction targets.  See also, 'The NWB Group's parent company has announced a new Purpose-led strategy which will entail a period of transformation and require an internal cultural shift across the NWB Group. It carries significant execution and operational risks and it may not achieve its stated aims and targeted outcomes'.

The NWB Group's ability to meet the RBS Group and the NWB Group's respective targets and to successfully meet its strategy are subject to various internal and external factors and risks. These include, but are not limited to, market, regulatory, economic and political factors, developments relating to litigation, governmental actions, investigations and regulatory matters, and operational risks and risks relating to the NWB Group's business model and strategy (including risks associated with environmental, social and governance issues). A number of factors may impact the Bank's ability to maintain its current CET1 ratio, including impairments, limited organic capital generation or unanticipated increases in RWAs. In addition, the run-down of RWAs may be accompanied by the recognition of disposal losses which may be higher than anticipated.

The NWB Group's ability to meet its planned reductions in its annual underlying costs may vary considerably from year to year. Furthermore, the focus on meeting balance sheet and cost reduction targets may result in limited investment in other areas which could affect the NWB Group's long-term product offering or competitive position and its ability to meet its other targets, including those related to customer satisfaction.

There is no certainty that the RBS Group's Purpose-led Strategy will be successfully executed, that the NWB Group will meet its targets and expectations, or that the NWB Group will be a viable, competitive or profitable banking business.

The NWB Group has significant exposure to counterparty and borrower risk.
The NWB Group has exposure to many different industries, customers and counterparties, and risks arising from actual or perceived changes in credit quality and the recoverability of monies due from borrowers and other counterparties are inherent in a wide range of the NWB Group's businesses. The NWB Group is exposed to credit risk if a customer, borrower or counterparty defaults, or under IFRS 9, suffers a sufficiently significant deterioration of credit quality such that, under SICR ('significant increases in credit risk') rules, it moves to Stage 2 for impairment calculation purposes. The NWB Group's lending strategy and associated processes may fail to identify or anticipate weaknesses or risks in a particular sector, market or borrower, or fail to adequately value physical or financial collateral.  This may result in increased default rates or a higher loss given default for loans, which may, in turn, impact the NWB Group's profitability. See 'Capital and risk management - Credit Risk'.

The credit quality of the NWB Group's borrowers and other counterparties is impacted by prevailing economic and market conditions and by the legal and regulatory landscape in the UK and any deterioration in such conditions or changes to legal or regulatory landscapes could worsen borrower and counterparty credit quality and consequently impact the NWB Group's ability to enforce contractual security rights. See also, 'The NWB Group faces increased political and economic risks and uncertainty in the UK and global markets'. In particular, developments relating to Brexit or the consequences thereof, may adversely impact credit quality in the UK and the resulting negative economic outlook could drive an increased level of credit impairments reflecting the more forward-looking nature of IFRS 9. See also 'Prevailing uncertainty regarding the terms of the UK's withdrawal from the European Union has adversely affected and will continue to affect the NWB Group'.

Within the UK, the level of household indebtedness remains high although the pace of consumer credit growth has slowed during 2019.  The ability of such households to service their debts could be challenged by a period of high unemployment or increased interest rates. In particular, the NWB Group may be affected by volatility in property prices (including as a result of Brexit and the general UK political climate) given that the NWB Group's mortgage loan and wholesale property portfolio as at 31 December 2019, amounted to £124.1 billion, representing 58.7% of the NWB Group's customer loan exposure. If property prices were to weaken this could lead to higher impairment charges, particularly if default rates also increase. In addition, the NWB Group's credit risk may be exacerbated if the collateral that it holds cannot be realised as a result of market conditions or regulatory intervention or if it is liquidated at prices not sufficient to recover the full amount of the loan or derivative exposure that is due to the NWB Group. This is most likely to occur during periods of illiquidity or depressed asset valuations.

Concerns about, or a default by, a financial institution could lead to significant liquidity problems and losses or defaults by other financial institutions, since the commercial and financial soundness of many financial institutions is closely related and inter-dependent as a result of credit, trading, clearing and other relationships. Any perceived lack of creditworthiness of a counterparty may lead to market-wide liquidity problems and losses for the NWB Group. This systemic risk may also adversely affect financial intermediaries, such as clearing agencies, clearing houses, banks, securities firms and exchanges with which the NWB Group interacts on a daily basis. See also, 'The NWB Group may not be able to adequately access sources of liquidity and funding'.

Risk factors

As a result, borrower and counterparty credit quality may cause accelerated impairment charges under IFRS 9, increased repurchase demands, higher costs, additional write-downs and losses for the NWB Group and an inability to engage in routine funding transactions.

The NWB Group operates in markets that are highly competitive, with increasing competitive pressures and technology disruption.
The market for UK financial services is highly competitive.  The NWB Group expects such competition to continue or intensify in response to evolving customer behaviour, technological changes (including the growth of digital banking, including from fintech entrants), competitor behaviour, new entrants to the market (including non-traditional financial services providers such as large retail or technology conglomerates, who may have competitive advantages in scale, technology and customer engagement), competitive foreign-exchange offerings, industry trends resulting in increased disaggregation or unbundling of financial services or conversely the re-intermediation of traditional banking services, and the impact of regulatory actions and other factors. In particular, developments in the financial sector resulting from new banking, lending and payment solutions offered by rapidly evolving incumbents, challengers and new entrants, notably with respect to payment services and products, and the introduction of disruptive technology may impede the NWB Group's ability to grow or retain its market share and impact its revenues and profitability, particularly in its key UK retail banking segment. Moreover, innovations such as biometrics, artificial intelligence, the cloud, blockchain, and quantum computing may rapidly facilitate industry transformation.  These trends may be catalysed by various regulatory and competition policy interventions, particularly as a result of the UK initiative on Open Banking and other remedies imposed by the Competition and Markets Authority ('CMA') which are designed to further promote competition within retail banking, as well as the competition-enhancing measures under the RBS Group's Alternative Remedies Package. See also, 'The cost of implementing the Alternative Remedies Package could be more onerous than anticipated'.

Increasingly many of the products and services offered by the NWB Group are, and will become, technology intensive for example Bό, Mettle, Esme, FreeAgent, Tyl, APtimise and Path, some of the NWB Group's recent fintech ventures. The NWB Group's ability to develop digital solutions that comply with related regulatory changes has become increasingly important to retaining and growing the NWB Group's customer business in the UK. There can be no certainty that the NWB Group's innovation strategy (which includes investment in its IT capability intended to address the material increase in customer use of online and mobile technology for banking as well as selective acquisitions, which carry associated risks) will be successful or that it will allow the NWB Group to continue to grow such services in the future. Certain of the NWB Group's current or future competitors may be more successful in implementing innovative technologies for delivering products or services to their customers. The NWB Group may also fail to identify future opportunities or derive benefits from disruptive technologies in the context of rapid technological innovation, changing customer behaviour and growing regulatory demands, including the UK initiative on Open Banking (PSD2) and Open Finance (for which the FCA announced a call for input in December 2019), resulting in increased competition from both traditional banking businesses as well as new providers of financial services, including technology companies with strong brand recognition, that may be able to develop financial services at a lower cost base.

Furthermore, the NWB Group's competitors may be better able to attract and retain customers and key employees and may have access to lower cost funding and/or be able to attract deposits on more favourable terms than the NWB Group. Although the NWB Group invests in new technologies and participates in industry and research led initiatives aimed at developing new technologies, such investments may be insufficient or ineffective, especially given the NWB Group's focus on its cost savings targets.  This may limit additional investment in areas such as financial innovation and therefore could affect the NWB Group's offering of innovative products or technologies for delivering products or services to customers and its competitive position. Furthermore, the development of innovative products depends on the NWB Group's ability to produce underlying high quality data, failing which its ability to offer innovative products may be compromised.

If the NWB Group is unable to offer competitive, attractive and innovative products that are also profitable, it will lose market share, incur losses on some or all of its activities and lose opportunities for growth. In this context, the NWB Group is investing in the automation of certain solutions and interactions within its customer-facing businesses, including through artificial intelligence. Such initiatives may result in operational, reputational and conduct risks if the technology used is defective, or is not fully integrated into the NWB Group's current solutions or does not deliver expected cost savings. The investment in automated processes will likely also result in increased short-term costs for the NWB Group.

In addition, recent and future disposals and restructurings by the NWB Group, the implementation of the RBS Group's Purpose-led Strategy and delivery on its climate ambition, cost-reduction measures, as well as employee remuneration constraints, may also have an impact on the NWB Group's ability to compete effectively and intensified competition from incumbents, challengers and new entrants in the NWB Group's core markets could affect the NWB Group's ability to maintain satisfactory returns.  See also, 'The NWB Group's parent company has announced a new Purpose-led strategy which will entail a period of transformation and require an internal cultural shift across the NWB Group. It carries significant execution and operational risks and it may not achieve its stated aims and targeted outcomes'.  Moreover, activist investors have increasingly become engaged and interventionist in recent years, which may pose a threat to the RBS Group's strategic initiatives.  Furthermore, continued consolidation in certain sectors of the financial services industry could result in the NWB Group's remaining competitors gaining greater capital and other resources, including the ability to offer a broader range of products and services and geographic diversity, or the emergence of new competitors.

The NWB Group may not meet the prudential regulatory requirements for capital or manage its capital effectively, which could trigger the execution of certain management actions or recovery options.
The RBS Group and NWB Plc (on a standalone basis) are required by regulators in the UK, the EU and other jurisdictions in which they undertake regulated activities to maintain adequate financial resources. Adequate capital also gives the RBS Group (including the NWB Group) financial flexibility in the face of turbulence and uncertainty in the global economy and specifically in their core UK and European markets.

As at 31 December 2019, NWB Plc's CET1 ratio was 15.9%. The RBS Group currently targets to maintain its CET1 ratio at 13-14% over the medium to long term. The RBS Group's target capital ratio is based on a combination of its expected regulatory requirements and internal modelling, including stress scenarios and management's and/or the PRA's views on appropriate buffers above minimum operating levels.

The RBS Group's current capital strategy for NWB Plc is based on: the expected accumulation of additional capital through the accrual of profits over time; the receipt of RWAs from other RBS Group entities; RWA growth in the form of regulatory uplifts and lending growth and other capital management initiatives which focus on improving capital efficiency through improved data and upstreaming of dividends from NWB Plc to RBSG plc.

Risk factors

A number of factors may impact the NWB Group's ability to maintain its current CET1 ratio target and achieve its capital strategy. These include, amongst other things:
●      a depletion of its capital resources through increased costs or liabilities, reduced profits or losses (including as a result of extreme one-off incidents such as cyber, fraud or conduct issues) or, sustained periods of low or lower interest rates, reduced asset values resulting in write-downs, impairments, changes in accounting policy, accounting charges or foreign exchange movements;
●      a failure to reduce RWAs in accordance within the timeline contemplated by the RBS Group's capital plan;
●      an increase in the quantum of RWAs in excess of that expected, including due to regulatory changes; and
●      changes in prudential regulatory requirements including NWB Plc's Total Capital Requirement set by the PRA, including Pillar 2 requirements and regulatory buffers (including the increased 2% countercyclical capital buffer for UK banks with effect from 16 December 2020), as well as any applicable scalars.

In addition to regulatory capital, NWB Plc is required to maintain a set quantum of internal MREL set as a percentage of its RWAs, which comprises loss-absorbing senior funding and regulatory capital instruments internally issued (indirectly) up to RBSG plc. The Bank of England has identified single point-of-entry as the preferred resolution strategy for RBS Group. As a result, RBSG plc is the only RBS Group entity that is able to externally issue securities that count towards the RBS Group's MREL requirements, the proceeds of which can then be downstreamed to meet the internal MREL issuance requirements of its operating entities, including NWB Plc, as required.  NWB Plc is therefore dependent on RBSG plc's ability to raise external MREL securities in order to meet the internal MREL requirements of NWB. See also "The NWB Group is reliant on the RBS Group for capital and funding support, and is substantially reliant on the RBSG plc's ability to issue sufficient amounts of external MREL securities and downstream the proceeds to the NWB "Group"

If, under a stress scenario, the level of capital or MREL falls outside of risk appetite, there are a range of recovery management actions (focussed on risk reduction and mitigation) that the NWB Group could take to manage its capital levels, which may not be sufficient to restore adequate capital levels. Under the EU Bank Recovery and Resolution Directive ('BRRD'), as implemented in the UK, the RBS Group must maintain a recovery plan acceptable to its regulator, such that, a breach of the NWB Group's applicable capital or leverage requirements may trigger the application of the RBS Group's recovery plan to remediate a deficient capital position. The RBS Group's regulator may request that the NWB Group carry out certain capital management actions or, if the RBS Group's CET1 ratio falls below 7%, certain regulatory capital instruments issued by the RBS Group will be written-down or converted into equity and there may be an issue of additional equity by the RBS Group, which could result in the dilution of the RBS Group's existing shareholders. The success of such issuances will also be dependent on favourable market conditions and the RBS Group may not be able to raise the amount of capital required or on acceptable terms or at all. Separately, the RBS Group may address a shortage of capital by taking action to reduce leverage exposure and/or RWAs via asset or business disposals. Such actions may, in turn, affect, among other things, the NWB Group's product offering, credit ratings, ability to operate its businesses, pursue its current strategies and pursue strategic opportunities, any of which may affect the underlying profitability of the NWB Group and future growth potential. See also, 'The RBS Group (including the NWB Group) may become subject to the application of UK statutory stabilisation or resolution powers which may result in, among other actions, the write-down or conversion of the NWB Group's Eligible Liabilities'.

The NWB Group may not be able to adequately access sources of liquidity and funding.
The NWB Group is required to access sources of liquidity and funding through retail and wholesale deposits, as well as through the debt capital markets. As at 31 December 2019, the NWB Group held £39.7 billion in deposits and the level of deposits may fluctuate due to factors outside the NWB Group's control, such as a loss of confidence (including in other RBS Group entities), increasing competitive pressures for retail customer deposits or the reduction or cessation of deposits by foreign wholesale depositors, which could result in a significant outflow of deposits within a short period of time.  An inability to grow, or any material decrease in, the NWB Group's deposits could, particularly if accompanied by one of the other factors described above, materially affect the NWB Group's ability to satisfy its liquidity or funding needs.

If the NWB Group's liquidity position were to come under stress, and if the NWB Group were unable to raise funds through deposits or in the debt capital markets on acceptable terms or at all, its liquidity position could be adversely affected and it might be unable to meet deposit withdrawals on demand or at their contractual maturity, to repay borrowings as they mature, to meet its obligations under committed financing facilities, to comply with regulatory funding requirements, to undertake certain capital and/or debt management activities, or to fund new loans, investments and businesses. The NWB Group may need to liquidate unencumbered assets to meet its liabilities, including disposals of assets not previously identified for disposal to reduce its funding commitments. In a time of reduced liquidity, the NWB Group may be unable to sell some of its assets, or may need to sell assets at depressed prices, which in either case could negatively affect the NWB Group's results.

The NWB Group is reliant on the RBS Group for capital and funding support, and is substantially reliant on RBSG plc's ability to issue sufficient amounts of external MREL securities and downstream the proceeds to the NWB Group.
NWB Plc receives capital and funding from the RBS Group. NWB Plc has set target levels for different tiers of capital and for the internal MREL, as percentages of its RWAs. The level of capital and funding required for NWB Plc to meet its internal targets is therefore a function of the level of RWAs and its leverage exposure in NWB Plc and this may vary over time.

NWB Plc's internal MREL comprises the capital value of regulatory capital instruments and loss-absorbing senior funding issued by NWB Plc to its ultimate parent, RBSG plc. The Bank of England has identified that the preferred resolution strategy for RBS Group is as a single point of entry. As a result, only RBSG plc is able to issue Group MREL eligible liabilities to third-party investors, using the proceeds to fund the internal MREL targets and/or requirements of its operating entities, including NWB Plc. NWB Plc is therefore dependent on RBSG plc to fund its internal capital targets and its ability to source appropriate funding at an RBSG plc level to support this. NWB Plc is also dependent on RBSG plc to fund its internal MREL target over time and its ability to raise and maintain sufficient amounts of external MREL liabilities to support this.

If RBSG plc is unable to issue adequate levels of MREL securities such that it is unable to downstream sufficient amounts to the NWB Plc, this could lead to a failure of the NWB Group to meet its own individual internal MREL requirements as well as the internal MREL requirements of subsidiaries within the NWB Group. See also, 'The NWB Group may not meet the prudential regulatory requirements for capital or manage its capital effectively, which could trigger the execution of certain management actions or recovery options'.

Risk factors

Any reduction in the credit rating assigned to RBSG plc, any of its subsidiaries (including NWB Plc or other NWB Group subsidiaries) or any of their respective debt securities could adversely affect the availability of funding for the NWB Group, reduce its liquidity position and increase the cost of funding.
Rating agencies regularly review RBSG plc, NWB Plc and other RBS Group entity credit ratings, which could be negatively affected by a number of factors that can change over time including, the credit rating agency's assessment of the NWB Group's strategy and management's capability; its financial condition including in respect of profitability, asset quality, capital, funding and liquidity; the level of political support for the industries in which the NWB Group operates; the implementation of structural reform; the legal and regulatory frameworks applicable to the NWB Group's legal structure; business activities and the rights of its creditors; changes in rating methodologies; changes in the relative size of the loss-absorbing buffers protecting bondholders and depositors; the competitive environment, political and economic conditions in the NWB Group's key markets (including the impact of Brexit and any further Scottish independence referendum); any reduction of the UK's sovereign credit rating and market uncertainty. See also, 'The NWB Group's parent company has announced a new Purpose-led strategy which will entail a period of transformation and require an internal cultural shift across the NWB Group. It carries significant execution and operational risks and it may not achieve its stated aims and targeted outcomes'.

In addition, credit ratings agencies are increasingly taking into account environmental, social and governance ("ESG") factors, including climate risk, as part of the credit ratings analysis, as are investors in their investment decisions.

Any reductions in the credit ratings of RBSG plc, NWB Plc or of certain other RBS Group entities, including, in particular, downgrades below investment grade, or a deterioration in the capital markets' perception of the NWB Group's financial resilience could significantly affect the NWB Group's access to money markets, reduce the size of its deposit base and trigger additional collateral or other requirements in derivatives contracts and other secured funding arrangements or the need to amend such arrangements, which could adversely affect the NWB Group's (and, in particular, NWB Plc's) cost of funding and its access to capital markets and could limit the range of counterparties willing to enter into transactions with the NWB Group (and, in particular, NWB Plc).  This could in turn adversely impact its competitive position and threaten the prospects of the NWB Group in the short to medium-term.

The NWB Group may be adversely affected if the RBS Group fails to meet the requirements of regulatory stress tests.
The RBS Group is subject to annual stress tests by its regulator in the UK and is also subject to stress tests by European regulators with respect to RBSG plc, NWM NV and Ulster Bank Ireland DAC. Stress tests are designed to assess the resilience of banks to potential adverse economic or financial developments and ensure that they have robust, forward-looking capital planning processes that account for the risks associated with their business profile. If the stress tests reveal that a bank's existing regulatory capital buffers are not sufficient to absorb the impact of the stress, then it is possible that the bank will need to take action to strengthen its capital position.

Failure by the RBS Group to meet the quantitative and qualitative requirements of the stress tests as set forth by its UK regulator or those elsewhere may result in: the RBS Group's regulators requiring the RBS Group to generate additional capital, reputational damage, increased supervision and/or regulatory sanctions, restrictions on capital distributions and loss of investor confidence. This may, in turn, negatively affect the NWB Group.

The NWB Group could incur losses or be required to maintain higher levels of capital as a result of limitations or failure of various models.
Given the complexity of the NWB Group's business, strategy and capital requirements, the NWB Group relies on analytical models for a wide range of purposes, including to manage its business, assess the value of its assets and its risk exposure, as well as to anticipate capital and funding requirements (including to facilitate the RBS Group's mandated stress testing). In addition, the NWB Group utilises models for valuation, credit approvals, calculation of loan impairment charges on an IFRS 9 basis, financial reporting and for financial crime and fraud risk management. The NWB Group's models, and the parameters and assumptions on which they are based, are periodically reviewed and updated to maximise their accuracy.

Such models are inherently designed to be predictive in nature. Failure of these models, including due to errors in model design or inputs, to accurately reflect changes in the micro and macroeconomic environment in which the NWB Group operates, to capture risks and exposures at the subsidiary level, to be updated in line with the RBS Group's or the NWB Group's current business model or operations, or findings of deficiencies by the RBS Group's (and in particular, the NWB Group's) regulators (including as part of the RBS Group's mandated stress testing) may result in increased capital requirements or require management action. The NWB Group may also face adverse consequences as a result of actions based on models that are poorly developed, implemented or used, models that are based on inaccurate or compromised data or as a result of the modelled outcome being misunderstood, or by such information being used for purposes for which it was not designed.

The NWB Group's financial statements are sensitive to the underlying accounting policies, judgments, estimates and assumptions.
The preparation of financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities, income, expenses, exposures and RWAs. Due to the inherent uncertainty in making estimates (particularly those involving the use of complex models), future results may differ from those estimates. Estimates, judgments, assumptions and models take into account historical experience and other factors, including market practice and expectations of future events that are believed to be reasonable under the circumstances.

The accounting policies deemed critical to the NWB Group's results and financial position, based upon materiality and significant judgments and estimates, which include loan impairment provisions, are set out in 'Critical accounting policies and key sources of estimation uncertainty' on page 91 of NWB Group's 2019 Annual Report and Accounts. New accounting standards and interpretations that have been issued by the International Accounting Standards Board but which have not yet been adopted by the NWB Group are discussed in 'Accounting developments' on page 91 of NWB Group's 2019 Annual Report and Accounts.

Changes in accounting standards may materially impact the NWB Group's financial results.
Changes in accounting standards or guidance by accounting bodies or in the timing of their implementation, whether immediate or foreseeable, could result in the NWB Group having to recognise additional liabilities on its balance sheet, or in further write-downs or impairments to its assets and could also significantly impact the financial results, condition and prospects of the NWB Group.

Risk factors

The valuation of financial instruments, including derivatives, measured at fair value can be subjective, in particular where models are used which include unobservable inputs. Generally, to establish the fair value of these instruments, the NWB Group relies on quoted market prices or, where the market for a financial instrument is not sufficiently credible, internal valuation models that utilise observable market data. In certain circumstances, the data for individual financial instruments or classes of financial instruments utilised by such valuation models may not be available or may become unavailable due to prevailing market conditions. In such circumstances, the NWB Group's internal valuation models require the NWB Group to make assumptions, judgments and estimates to establish fair value, which are complex and often relate to matters that are inherently uncertain.

With effect from 1 January 2019, the NWB Group adopted IFRS 16 Leases, as disclosed in the Accounting policies. This increased Other assets by £1.0 billion and Other liabilities by £1.4 billion. While adoption of this standard has no effect on the NWB Group's cash flows, it has impacted financial ratios, which may influence investors' perception of the financial condition of the NWB Group.

The RBS Group (including the NWB Group) may become subject to the application of UK statutory stabilisation or resolution powers which may result in, among other actions, the write-down or conversion of the NWB Group's Eligible Liabilities.
The Banking Act 2009, as amended ('Banking Act'), implemented the BRRD in the UK and created a special resolution regime ('SRR'). Under the SRR, HM Treasury, the Bank of England and the PRA and FCA (together 'Authorities') are granted substantial powers to resolve and stabilise UK-incorporated financial institutions. Five stabilisation options exist under the current SRR: (i) transfer of all of the business of a relevant entity or the shares of the relevant entity to a private sector purchaser; (ii) transfer of all or part of the business of the relevant entity to a 'bridge bank' wholly-owned by the Bank of England; (iii) transfer of part of the assets, rights or liabilities of the relevant entity to one or more asset management vehicles for management of the transferor's assets, rights or liabilities; (iv) the write-down, conversion, transfer, modification, or suspension of the relevant entity's equity, capital instruments and liabilities ('Eligible Liabilities'); and (v) temporary public ownership of the relevant entity.  These tools may be applied to RBSG plc as the parent company or to the NWB Group, as an affiliate, where certain conditions are met (such as, whether the firm is failing or likely to fail, or whether it is reasonably likely that action will be taken (outside of resolution) that will result in the firm no longer failing or being likely to fail). Moreover, the SRR provides for modified insolvency and administration procedures for relevant entities, and confers ancillary powers on the Authorities, including the power to modify or override certain contractual arrangements in certain circumstances. The Authorities are also empowered by order to amend the law for the purpose of enabling the powers under the SRR to be used effectively. Such orders may promulgate provisions with retrospective applicability.

Under the Banking Act, the Authorities are generally required to have regard to specified objectives in exercising the powers provided for by the Banking Act. One of the objectives (which is required to be balanced as appropriate with the other specified objectives) refers to the protection and enhancement of the stability of the financial system of the UK. Moreover, the 'no creditor worse off' safeguard contained in the Banking Act may not apply in relation to an application of the separate write-down and conversion power relating to capital instruments under the Banking Act, in circumstances where a stabilisation power is not also used; holders of debt instruments which are subject to the power may, however, have ordinary shares transferred to or issued to them by way of compensation.

Uncertainty exists as to how the Authorities may exercise the powers granted to them under the Banking Act including the determination of actions undertaken in relation to the ordinary shares and other securities issued by RBS Group (including the NWB Group) and may depend on factors outside of the NWB Group's control. Moreover, the relevant provisions of the Banking Act remain untested in practice.

If the NWB Group (or any other RBS Group entity) is at or is approaching the point of non-viability such that regulatory intervention is required, any exercise of the resolution regime powers by the Authorities may adversely affect holders of the NWB Group's Eligible Liabilities that fall within the scope of resolution regime powers.  This may result in various actions being undertaken in relation to the NWB Group and any Eligible Liabilities of the NWB Group, including write-down, conversion, transfer or modification which may adversely affect the financial results, condition and prospects of the NWB Group.

The RBS Group is subject to Bank of England oversight in respect of resolution, and the NWM Group could be adversely affected should the Bank of England deem the RBS Group's preparations to be inadequate.
The RBS Group is subject to regulatory oversight by the Bank of England, and is required (under the PRA rulebook) to carry out an assessment of its preparations for resolution, submit a report of the assessment to the PRA, and disclose a summary of this report.  The initial report is due to be submitted to the PRA on 2 October 2020 and the Bank of England's assessment of RBS Group's preparations is scheduled to be released on 11 June 2021.

The RBS Group has dedicated significant resources towards the preparation of the RBS Group for a potential resolution scenario.  However, if the assessment reveals that the RBS Group is not adequately prepared to be resolved, or does not have adequate plans in place to meet resolvability requirements by 1 January 2022, the RBS Group may be required to take action to enhance its preparations to be resolvable, resulting in additional cost and the dedication of additional resources.  Such actions may adversely affect the RBS Group and/or the NWB Group, resulting in restrictions on maximum individual and aggregate exposures, a requirement to dispose of specified assets, a requirement to cease carrying out certain activities and/or maintaining a specified amount of MREL.  This may also result in reputational damage and/or loss of investor confidence.

Legal, regulatory and conduct risk
The NWB Group's businesses are subject to substantial regulation and oversight, which are constantly evolving and may adversely affect the NWB Group.
The NWB Group is subject to extensive laws, regulations, corporate governance practice and disclosure requirements, administrative actions and policies in each jurisdiction in which it operates. Many of these have been introduced or amended recently and are subject to further material changes, which may increase compliance and conduct risks. The NWB Group expects government and regulatory intervention in the financial services industry to remain high for the foreseeable future.

Risk factors

In recent years, regulators and governments have focussed on reforming the prudential regulation of the financial services industry and the manner in which the business of financial services is conducted. Amongst others, measures have included: enhanced capital, liquidity and funding requirements, implementation of the UK ring-fencing regime, implementation and strengthening of the recovery and resolution framework applicable to financial institutions in the UK, the EU and the US, financial industry reforms (including in respect of MiFID II), enhanced data privacy and IT resilience requirements, enhanced regulations in respect of the provision of 'investment services and activities', and increased regulatory focus in certain areas, including conduct, consumer protection regimes, anti-money laundering, anti-bribery, anti-tax evasion, payment systems, sanctions and anti-terrorism laws and regulations.  This has resulted in the NWB Group facing greater regulation and scrutiny in the UK and other countries in which it operates.

Recent regulatory changes, proposed or future developments and heightened levels of public and regulatory scrutiny in the UK, the EU and the US have resulted in increased capital, funding and liquidity requirements, changes in the competitive landscape, changes in other regulatory requirements and increased operating costs, and have impacted, and will continue to impact, product offerings and business models. In particular, the NWB Group is required to continue to comply with regulatory requirements in respect of the implementation of the UK ring-fencing regime and to ensure operational continuity in resolution; the steps required to ensure such compliance entail significant costs, and also impose significant operational, legal and execution risk. Serious consequences could arise should the NWB Group be found to be non-compliant with such regulatory requirements. Such changes may also result in an increased number of regulatory investigations and proceedings and have increased the risks relating to the NWB Group's ability to comply with the applicable body of rules and regulations in the manner and within the time frames required.

Any of these developments (including any failure to comply with new rules and regulations) could have a significant impact on the NWB Group's authorisations and licences, the products and services that the NWB Group may offer, its reputation and the value of its assets, the NWB Group's operations or legal entity structure, and the manner in which the NWB Group conducts its business. Areas in which, and examples of where, governmental policies, regulatory and accounting changes and increased public and regulatory scrutiny could have an adverse impact (some of which could be material) on the NWB Group include, but are not limited to, those set out above as well as the following:
●      general changes in government, central bank, regulatory or competition policy, or changes in regulatory regimes that may influence investor decisions in the markets in which the NWB Group operates;
●      amendments to the framework or requirements relating to the quality and quantity of regulatory capital to be held by the NWB Group as well as liquidity and leverage requirements, either on a solo, consolidated or subgroup level;
●      changes to the design and implementation of national or supranational mandated recovery, resolution or insolvency regimes or the implementation of additional or conflicting loss-absorption requirements, including those mandated under UK rules, the BRRD or MREL;
●      additional rules and regulatory initiatives and review relating to customer protection and resolution of disputes and complaints, including increased focus by regulators (including the Financial Ombudsman Service) on how institutions conduct business, particularly with regard to the delivery of fair outcomes for customers and orderly/transparent markets;
●      rules and regulations relating to, and enforcement of, anti-corruption, anti-bribery, anti-money laundering, anti-terrorism, sanctions, anti-tax evasion or other similar regimes;
●      the imposition of additional restrictions on the NWB Group's ability to compensate its senior management and other employees and increased responsibility and liability rules applicable to senior and key employees;
●      rules relating to foreign ownership, expropriation, nationalisation and confiscation of assets;
●      changes to corporate governance practice and disclosure requirements, senior manager responsibility, corporate structures and conduct of business rules;
●      financial market infrastructure reforms establishing new rules applying to investment services, short selling, market abuse, derivatives markets and investment funds;
●      increased attention to the protection and resilience of, and competition and innovation in, UK payment systems and retail banking developments relating to the UK initiative on Open Banking, Open Finance and the European directive on payment services;
●      new or increased regulations relating to customer data and privacy protection as well as IT controls and resilience, including the GDPR;
●      the introduction of, and changes to, taxes, levies or fees applicable to the NWB Group's operations, such as the imposition of a financial transaction tax, changes in tax rates, changes in the scope and administration of the Bank Levy, increases in the bank corporation tax surcharge in the UK, restrictions on the tax deductibility of interest payments or further restrictions imposed on the treatment of carry-forward tax losses that reduce the value of deferred tax assets and require increased payments of tax;
●      laws and regulations in respect of climate change and sustainable finance (including ESG) considerations; and
●      other requirements or policies affecting the NWB Group and its profitability or product offering, including through the imposition of increased compliance obligations or obligations which may lead to restrictions on business growth, product offerings, or pricing.

To support the UK's goal of Net Zero by 2050, the UK and Scottish governments and UK and international regulators, such as the PRA and European Commission, are actively seeking to develop new and existing regulations directly and indirectly focussed on climate change and the associated financial risks. Regulatory and policy developments, such as the minimum energy efficient requirements for residential and commercial real estate,  may have a significant impact on the markets in which the NWB Group operates, especially mortgage lending, and its associated credit, market and financial risk profile.

Risk factors

In a Joint Declaration on Climate Change published in July 2019, the PRA, FCA, Financial Reporting Council and The Pensions Regulator set out their commitment to working collaboratively to address the risks of climate change.  In October 2019, the RBS Group submitted its initial plan to meet the PRA's supervisory expectations in its supervisory statement (SS 3/19) which sets forth an expectation that regulated entities adopt a Board-level strategic approach to managing and mitigating the financial risks of climate change and embed the management of them into their governance frameworks, subject to existing prudential regulatory supervisory tools (including stress testing and individual and systemic capital requirements). In addition, The Bank of England announced in December 2019 that it will use the 2021 biennial exploratory scenario (BES) to stress banks on certain climate scenarios to test the resilience of the current business models of the largest banks, insurers and the financial system to the physical and transition risks from climate change.  The prudential regulation of climate risk will be an important driver in how the RBS Group otherwise decides how it allocates capital and further develop its risk appetite for financing certain types of activity or engaging with counterparties that do not align to a transition to a net zero economy.

The FCA have also announced that climate change and green finance will be priorities with a focus on disclosure, integrating climate change into decision-making and consumers' access to green financial services. The NWB Group also recognises various legislative actions and proposals by, among others, the European Commission's Action Plan on Sustainable Finance which include a taxonomy on sustainable finance. Many of these legislative and regulatory initiatives, and especially the EU taxonomy, are focused on developing standardised definitions for the green and sustainable criteria of assets and liabilities, which could change over time and impact the NWB Group's recognition of its climate financing activity and lead to reputational and conduct risk on its own sustainable financing activity.

Changes in laws, rules or regulations, or in their interpretation or enforcement, or the implementation of new laws, rules or regulations, including contradictory or conflicting laws, rules or regulations by key regulators or policymakers in different jurisdictions, or failure by the NWB Group to comply with such laws, rules and regulations, may adversely affect the NWB Group's business, financial condition and results. In addition, uncertainty and insufficient international regulatory coordination as enhanced supervisory standards are developed and implemented may adversely affect the NWB Group's ability to engage in effective business, capital and risk management planning.

The NWB Group is subject to a number of legal and regulatory actions and investigations including conduct-related reviews, anti-money laundering and redress projects, the outcomes of which are inherently difficult to predict, and which could have an adverse effect on the NWB Group.
The NWB Group's operations are diverse and complex and it operates in legal and regulatory environments that expose it to potentially significant legal proceedings, and civil and criminal regulatory and governmental actions. The NWB Group has settled a number of legal and regulatory actions over the past several years but continues to be, and may in the future be, involved in such actions in the UK, the US and other jurisdictions.

The legal and regulatory actions specifically referred to below are, in the NWB Group's view, the most significant legal and regulatory actions to which the NWB Group is currently exposed. However, the NWB Group is also subject to a number of ongoing reviews, investigations and litigation proceedings relating to, among other matters, the setting of benchmark rates such as LIBOR and related derivatives trading, product mis-selling, customer mistreatment, anti-money laundering, antitrust and various other compliance issues. Legal and regulatory actions are subject to many uncertainties, and their outcomes, including the timing, amount of fines or settlements or the form of any settlements, which may be material and in excess of any related provisions, are often difficult to predict, particularly in the early stages of a case or investigation, and the NWB Group's expectations for resolution may change.

In particular, the NWB Group has for a number of years been involved in conduct-related reviews and redress projects, including a review of certain historical customer connections in its former Global Restructuring Group (GRG) and management of claims arising from historical sales of payment protection insurance. In relation to the GRG review, the NWB Group established a complaints process in November 2016, overseen by an independent third party. The complaints process is now closed to new complaints, although the NWB Group continues to handle certain complaints that were made before the deadline for new complaints passed. In addition, the NWB Group continues to handle claims in relation to historical sales of payment protection insurance and took an additional provision of £604 million in third quarter of 2019, reflecting greater than predicted complaints volumes in the lead up to the 29 August 2019 deadline for making new complaints. See 'Litigation, investigations and reviews' of Note 8 of this document for details of these matters. The NWB Group has dedicated resources in place to manage claims and complaints relating to the above and other conduct-related matters. Provisions taken in respect of such matters include the costs involved in administering the various complaints processes. Any failure to administer such processes adequately, or to handle individual complaints fairly or appropriately, could result in further claims as well as the imposition of additional measures or limitations on the NWB Group's operations, additional supervision by the NWB Group's regulators, and loss of investor confidence.

Adverse outcomes or resolution of current or future legal or regulatory actions, including conduct-related reviews or redress projects, could result in restrictions or limitations on the NWB Group's operations, and could adversely impact the NWB Group's capital position or its ability to meet regulatory capital adequacy requirements. Failure to comply with undertakings made by the NWB Group to its regulators may result in additional measures or penalties being taken against the NWB Group.

Risk factors

The NWB Group may not effectively manage the transition of LIBOR and other IBOR rates to alternative risk free rates.
UK and international regulators are driving a transition from the use of interbank offer rates (IBORs), including LIBOR, to alternative risk free rates (RFRs). In the UK, the FCA has asserted that they will not compel LIBOR submissions beyond 2021, thereby jeopardising its continued availability, and have strongly urged market participants to transition to RFRs, as the CFTC and other regulators in the US. The NWB Group has a significant exposure to IBORs, and continues to reference it in certain products, primarily its commercial lending and legacy securities. Although the NWB Group is actively engaged with customers and industry working groups to manage the risks relating to such exposure, and is exploring ways to utilise RFRs to the extent possible, the legal mechanisms to effect transition cannot be confirmed, and the impact cannot be determined nor any associated costs accounted for, until such time that RFRs are utilised exclusively, and there is market acceptance on the form of alternative RFRs for different products, and certain IBOR obligations may not be able to be changed. The transition and uncertainties around the timing and manner of transition to RFRs represent a number of risks for the NWB Group, its customers and the financial services industry more widely. Following an analysis of the NWB Group's IBOR-linked financial products and instruments, the NWB Group has identified the following risks: legal risks (as changes will be required to documentation for new and the majority of existing transactions); financial risks (which may arise from any changes in valuation of financial instruments linked to benchmarks rates and may impact the NWB Group's cost of funds and its risk management related financial models); pricing risks (such as changes to benchmark rates could impact pricing mechanisms on certain instruments); operational risks (due to the requirement to adapt IT systems, trade reporting infrastructure and operational processes); and conduct risks (which include communication regarding the potential impact on customers, and engagement with customers during the transition period).

It is therefore currently difficult to determine to what extent the changes will affect the NWB Group, or the costs of implementing any relevant remedial action. Uncertainty as to the nature and extent of such potential changes, alternative reference rates or other reforms including the potential continuation of the publication of LIBOR may adversely affect financial instruments using LIBOR as benchmarks. The implementation of any alternative RFRs may be impossible or impracticable under the existing terms of certain financial instruments and could have an adverse effect on the value of, return on and trading market for such financial instruments and on the NWB Group's profitability. There is also the risk of an adverse effect to reported performance arising from the transition rules established by accounting bodies, as certain rules (as proposed by the IASB) are still to be finalised.

The NWB Group operates in markets that are subject to intense scrutiny by the competition authorities.
There is significant oversight by competition authorities of the markets which the NWB Group operates in. The competitive landscape for banks and other financial institutions in the UK and the rest of Europe is rapidly changing. Recent regulatory and legal changes have and may continue to result in new market participants and changed competitive dynamics in certain key areas, such as in retail and SME banking in the UK where the introduction of new entrants is being actively encouraged by the UK Government.

The UK retail banking sector has been subjected to intense scrutiny by the UK competition authorities and by other bodies, including the FCA and the Financial Ombudsman Service, in recent years, including with a number of reviews/inquiries being carried out, including market reviews conducted by the CMA and its predecessor the Office of Fair Trading regarding SME banking and personal banking products and services, the Independent Commission on Banking and the Parliamentary Commission on Banking Standards.

These reviews raised significant concerns about the effectiveness of competition in the retail banking sector. The CMA's Retail Banking Market Order 2017 imposes remedies primarily intended to make it easier for consumers and businesses to compare personal current account ('PCA') and SME bank products, increase the transparency of price comparison between banks and amend PCA overdraft charging. These remedies impose additional compliance requirements on the RBS Group and the NWB Group and could, in aggregate, adversely impact the NWB Group's competitive position, product offering and revenues.

Adverse findings resulting from current or future competition investigations may result in the imposition of reforms or remedies which may impact the competitive landscape in which the NWB Group operates or result in restrictions on mergers and consolidations within the financial sector.

The cost of implementing the Alternative Remedies Package could be more onerous than anticipated.
In connection with the implementation of the Alternative Remedies Package (regarding the business previously described as Williams & Glyn), an independent body ('Independent Body') has been established to administer the Alternative Remedies Package. The implementation of the Alternative Remedies Package has involved costs for the NWB Group, including but not limited to the funding commitments of £425 million for the Capability and Innovation Fund and £350 million for the incentivised switching scheme, both being administered by the Independent Body. Implementation of the Alternative Remedies Package may involve additional costs for the NWB Group and may also divert resources from the NWB Group's operations and jeopardise the delivery and implementation of other significant plans and initiatives. In addition, under the terms of the Alternative Remedies Package, the Independent Body may require the NWB Group to modify certain aspects of the NWB Group's execution of the incentivised switching scheme, which could increase the cost of implementation. Furthermore, should the uptake within the incentivised switching scheme not be sufficient, the Independent Body has the ability to extend the duration of the scheme by up to twelve months, impose penalties of up to £50 million, and can compel the RBS Group to extend the customer base to which the scheme applies which may result in prolonged periods of disruption to a wider portion of the NWB Group's business.

As a direct consequence of the incentivised switching scheme (which comprises part of the Alternative Remedies Package), the NWB Group will lose existing customers and deposits, which in turn will have adverse impacts on the NWB Group's business and associated revenues and margins. Furthermore, the capability and innovation fund (which also comprises part of the Alternative Remedies Package) is intended to benefit eligible competitors and negatively impact the NWB Group's competitive position. To support the incentivised switching initiative, upon request by an eligible bank, the RBS Group has agreed to grant those customers which have switched to eligible banks under the incentivised switching scheme access to its branch network for cash and cheque handling services, which may impact customer service quality for the NWB Group's own customers with consequent competitive, financial and reputational implications. The implementation of the incentivised switching scheme is also dependent on the engagement of the eligible banks with the incentivised switching scheme and the application of the eligible banks to and approval by the Independent Body. The incentivised transfer of SME customers to third party banks places reliance on those third parties to achieve satisfactory customer outcomes which could give rise to reputational damage to the NWB Group if these are not forthcoming.

Risk factors

A failure to comply with the terms of the Alternative Remedies Package could result in the imposition of additional measures or limitations on the NWB Group's operations, additional supervision by the NWB Group's regulators, and loss of investor confidence.

Changes in tax legislation or failure to generate future taxable profits may impact the recoverability of certain deferred tax assets recognised by the NWB Group.
In accordance with IFRS (as adopted by the European Union), the NWB Group has recognised deferred tax assets on losses available to relieve future profits from tax only to the extent it is probable that they will be recovered. The deferred tax assets are quantified on the basis of current tax legislation and accounting standards and are subject to change in respect of the future rates of tax or the rules for computing taxable profits and offsetting allowable losses.

Failure to generate sufficient future taxable profits or further changes in tax legislation (including with respect to rates of tax) or accounting standards may reduce the recoverable amount of the recognised tax loss deferred tax assets, amounting to £75 million as at 31 December 2019. Changes to the treatment of certain deferred tax assets may impact the NWB Group's capital position. In addition, the NWB Group's interpretation or application of relevant tax laws may differ from those of the relevant tax authorities and provisions are made for potential tax liabilities that may arise on the basis of the amounts expected to be paid to tax authorities. The amounts ultimately paid may differ materially from the amounts provided depending on the ultimate resolution of such matters.

Forward-looking statements

Cautionary statement regarding forward-looking statements
Certain sections in this document contain 'forward-looking statements' as that term is defined in the United States Private Securities Litigation Reform Act of 1995, such as statements that include the words 'expect', 'estimate', 'project', 'anticipate', 'commit', 'believe', 'should', 'intend', 'plan', 'could', 'probability', 'risk', 'Value-at-Risk (VaR)', 'target', 'goal', 'objective', 'may', 'endeavour', 'outlook', 'optimistic', 'prospects' and similar expressions or variations on these expressions.

In particular, this document includes forward-looking statements relating, but not limited to: future profitability and performance, including financial performance targets such as return on tangible equity; cost savings and targets; implementation of the RBS Group and NWB Group's strategy; litigation and government and regulatory investigations, including the timing and financial and other impacts thereof; the implementation of the Alternative Remedies Package; the continuation of the NWB Group's balance sheet reduction programme, including the reduction of risk-weighted assets (RWAs) and the timing thereof; capital and strategic plans and targets; capital, liquidity and leverage ratios and requirements, including CET1 Ratio, RWA equivalents (RWAe), Pillar 2 and other regulatory buffer requirements, minimum requirement for own funds and eligible liabilities, and other funding plans; funding and credit risk profile; capitalisation; portfolios; net interest margin; customer loan and income growth; the level and extent of future impairments and write-downs, including with respect to restructuring and remediation costs and charges; and the NWB Group's exposure to political risk, economic risk, climate change risk, operational risk, conduct risk, cyber and IT risk and credit rating risk and to various types of market risks, including interest rate risk, foreign exchange rate risk and commodity and equity price risk; customer experience including our Net Promotor Score (NPS); employee engagement and gender balance in leadership positions.

Limitations inherent to forward-looking statements
These statements are based on current plans, estimates, targets and projections, and are subject to significant inherent risks, uncertainties and other factors, both external and relating to the NWB Group's strategy or operations, which may result in the NWB Group being unable to achieve the current targets, predictions, expectations and other anticipated outcomes expressed or implied by such forward-looking statements. In addition, certain of these disclosures are dependent on choices relying on key model characteristics and assumptions and are subject to various limitations, including assumptions and estimates made by management. By their nature, certain of these disclosures are only estimates and, as a result, actual future gains and losses could differ materially from those that have been estimated. Accordingly, undue reliance should not be placed on these statements. Forward-looking statements speak only as of the date we make them and we expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the NWB Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Important factors that could affect the actual outcome of the forward-looking statements
We caution you that a large number of important factors could adversely affect our results or our ability to implement our strategy, cause us to fail to meet our targets, predictions, expectations and other anticipated outcomes or affect the accuracy of forward-looking statements we describe in this document including in the risk factors and other uncertainties set out in the NWB Group's 2019 Annual Report and other risk factors and uncertainties discussed in this document. These include the significant risks presented by: strategic risk (including in respect of the implementation and execution of the RBS Group's Purpose-led Strategy, including as it relates to RBS Group's climate ambition and the risk that the RBS Group and/or the NWB Group may not achieve its targets); operational and IT resilience risk (including in respect of: the NWB Group being subject to cyberattacks; operational risks inherent in the NWB Group's business; the NWB Group's operations being highly dependent on its IT systems; the NWB Group relying on attracting, retaining and developing senior management and skilled personnel and maintaining good employee relations; the NWB Group's risk management framework; and reputational risk), economic and political risk (including in respect of: uncertainties surrounding the terms of the  UK's withdrawal from the European Union; increased political and economic risks and uncertainty in the UK and global markets; changes in interest rates; climate change and the transition to a low carbon economy; changes in foreign currency exchange rates; and HM Treasury's ownership of RBSG plc and the possibility that it may exert a significant degree of influence over the RBS Group), financial resilience risk (including in respect of: the NWB Group's ability to meet targets and generate sustainable returns; deteriorations in borrower and counterparty credit quality; the highly competitive markets in which the NWB Group operates; the ability of the NWB Group to meet prudential regulatory requirements for capital or manage its capital effectively; the ability of the NWB Group to access adequate sources of liquidity and funding; the NWB Group's reliance on RBS Group for capital and funding support; changes in the credit ratings of RBSG plc, any of its subsidiaries or any of its respective debt securities; the RBS Group's ability to meet requirements of regulatory stress tests; possible losses or the requirement to maintain higher levels of capital as a result of limitations or failure of various models; sensitivity of the NWB Group's financial statements to underlying accounting policies, judgments, assumptions and estimates; changes in applicable accounting policies or rules; and the application of UK statutory stabilisation or resolution powers) and legal, regulatory and conduct risk (including in respect of: the NWB Group's businesses being subject to substantial regulation and oversight; legal, regulatory and governmental actions and investigations; the transition of LIBOR and IBOR rates to alternative risk free rates; heightened regulatory and governmental scrutiny  (including by competition authorities); implementation of the Alternative Remedies Package and the costs related thereto; and changes in tax legislation).

The forward-looking statements contained in this document speak only as at the date hereof, and the NWB Group does not assume or undertake any obligation or responsibility to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

The information, statements and opinions contained in this document do not constitute a public offer under any applicable legislation or an offer to sell or solicit of any offer to buy any securities or financial instruments or any advice or recommendation with respect to such securities or other financial instruments.

Legal Entity Identifier: 213800IBT39XQ9C4CP71

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 14 February 2020

NATIONAL WESTMINSTER BANK PLC (Registrant)

	By:	/s/ Jan Cargill

	Name:	Jan Cargill
	Title:	Deputy Secretary